Filed Pursuant to Rule 424B(3)
Registration No. 333-168971

SUPPLEMENT NO. 15 DATED MARCH 22, 2012

TO PROSPECTUS DATED JANUARY 19, 2011

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated January 19, 2011 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 14 (which is cumulative and replaces all prior Supplements) and this Supplement No. 15.

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, regulatory proceedings or inquiries, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of February 29, 2012, 135,155,427 Units remain unsold. We will offer Units until January 19, 2013, unless the offering is extended, provided that the offering will be terminated if all of the Units are sold before then.

As of February 29, 2012, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	37,571,845	413,290,295	371,961,266

Total	47,095,655	$513,290,295	$461,961,266

Distributions

Our distributions since initial capitalization through December 31, 2011 totaled approximately $23.6 million and were paid at a monthly rate of $0.06875 per common share beginning in February 2011. For the same period, our cash generated from operations was approximately $0.8 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, a portion of distributions paid through December 31, 2011 have been funded from proceeds from our on-going best-efforts offering of Units, and are expected to be treated as a return of capital for federal income tax purposes. The following is a summary of the distributions and net cash from (used in) operations.

Period	Total Distributions Declared and Paid per Share	Total Distributions Declared and Paid	Net Cash From/ (Used in) Operations(a)	Net Income/ (Loss)(a)
For the period Aug. 13, 2010 (initial capitalization) through Dec. 31, 2010	$—	$—	$(6,000)	$(31,000)
1st Quarter 2011	0.13750	1,855,000	(2,488,000)	(2,390,000)
2nd Quarter 2011	0.20625	5,753,000	(1,059,000)	(1,179,000)
3rd Quarter 2011	0.20625	7,596,000	846,000	(473,000)
4th Quarter 2011	0.20625	8,390,000	3,522,000	(1,092,000)

Total	$0.75625	$23,594,000	$815,000	$(5,165,000)

Note for Table:

(a)

See complete consolidated statement of cash flows and consolidated statement of operations for the 12 months ending December 31, 2011 included in our most recent Form 10-K for the year ended December 31, 2011.

In February 2011, our Board of Directors established a policy for an annualized distribution rate of $0.825 per common share, payable in monthly distributions. We intend to continue paying distributions on a monthly basis, consistent with the annualized distribution rate established by our Board of Directors. Our objective in setting a distribution rate is to project a rate that will provide consistency over our existence taking into account acquisitions and capital improvements, ramp up of new properties and varying economic cycles. To meet this objective, we may require the use of debt or offering proceeds in addition to cash from operations. Since a portion of distributions to date have been funded with proceeds from our offering of Units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase its cash generated from operations. As there can be no assurance of our ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors—We may be unable to make distributions to our shareholders,” on page 26 of the prospectus.

Net Book Value Per Share

In connection with this on-going offering of Units, we are providing information about our net book value per share. Net book value per share is calculated as total book value of assets minus total liabilities. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net book value does not reflect value per share upon an orderly sale or liquidation of the Company in accordance with our investment objectives. Our net book value reflects dilution in the value of our Units from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid to acquire real estate including commissions to Apple Suites Realty Group (“ASRG”), (ii) the funding of distributions from sources other than cash flow from operations, and (iii) fees paid in connection with our on-going best-efforts offering, including selling commissions and marketing fees. As of December 31, 2011, our net book value per share was $9.10. We calculated our net book value by subtracting total liabilities from total assets and dividing by the total number of Units outstanding at December 31, 2011.

The offering price of shares under our on-going best-efforts offering at February 29, 2012 was $11.00. Our offering price was not established on an independent basis and bears no relationship to the net book value of our assets. There is currently no established public market in which our common shares or Units are traded, however as discussed above in the Status of the Offering section of this supplement, 37.6 million Units have been purchased at $11 per Unit. As discussed in the prospectus the Units will be illiquid for an indefinite period of time. We will continue to use the $11 per Unit price until such time as buyers are not available, or until we have an orderly sale or liquidation in accordance with our investment objectives outlined in the prospectus.

Source of Funds and Related Party Payments

David Lerner Associates, Inc., ASRG and Apple Ten Advisors, Inc. earned the compensation and expense reimbursements shown below in connection with their services from inception through the period ending December 31, 2011 relating to our offering phase, acquisition phase and operations phase.

David Lerner Associates, Inc. is not related to ASRG or Apple Ten Advisors, Inc. ASRG and Apple Ten Advisors, Inc. are owned by Glade M. Knight, our Chairman and Chief Executive Officer.

As described on page 10 of our prospectus under the heading “Compensation” and as shown below, we pay certain fees and expenses as they are incurred, while others accrue and will be paid in future periods, subject in some cases to the achievement of performance criteria. We did not incur any amounts in connection with our disposition phase through December 31, 2011.

Cumulative through December 31, 2011

	Incurred	Paid	Accrued
Offering Phase
Selling commissions paid to David Lerner Associates, Inc. in connection with the offering	$35,532,000	$35,532,000	$—
Marketing expense allowance paid to David Lerner Associates, Inc. in connection with the offering	11,844,000	11,844,000	—

	47,376,000	47,376,000	—

Acquisition Phase
Acquisition commission paid to Apple Suites Realty Group, Inc.	9,165,000	9,165,000	—
Reimbursement of costs paid to Apple Suites Realty Group, Inc.	700,000	700,000	—
Reimbursement of certain deposits to Apple Suites Realty Group, Inc.	102,500	102,500	—
Operations Phase
Asset management fee paid to Apple Ten Advisors, Inc.	318,000	318,000	—
Reimbursement of costs paid to Apple Ten Advisors, Inc.	725,000	725,000	—
Fees for Account Maintenance Services to Shareholders paid to David Lerner Associates, Inc.	171,000	131,000	40,000

LEGAL PROCEEDINGS

The term the “Apple REIT Companies” means us, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc.

On February 17, 2012, lead plaintiffs and lead counsel in the In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, filed an amended consolidated complaint in the United States District Court for the Eastern District of New York against us, Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., Apple Fund Management, LLC, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc., their directors and certain officers, David Lerner Associates, Inc. and David Lerner. The consolidated complaint, purportedly brought on behalf of all purchasers of Units in us and the other Apple REIT Companies, or those who otherwise acquired these Units that were offered and sold to them by David Lerner Associates, Inc., or its affiliates and on behalf of subclasses of shareholders in New Jersey, New York, Connecticut and Florida, asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933. The consolidated complaint also asserts claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, and unjust enrichment, and claims for violation of the securities laws of Connecticut and Florida. The complaint seeks, among other things, certification of a putative nationwide class and the state subclasses, damages, rescission of share purchases and other costs and expenses.

We believe that these claims against us and our officers and directors are without merit, and we intend to defend against them vigorously. At this time, we cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

SELECTED FINANCIAL DATA

(in thousands except per share and statistical data)	Year Ended December 31, 2011	For the period August 13, 2010 (initial capitalization) through December 31, 2010
Revenues:
Room revenue	$37,911	$—
Other revenue	4,180	—

Total revenue	42,091	—
Expenses:
Hotel operating expenses	23,737	—
Taxes, insurance and other	2,545	—
General and administrative	3,062	28
Acquisition related costs	11,265	—
Depreciation	6,009	—
Interest expense, net	607	3

Total expenses	47,225	31

Net loss	$(5,134)	$(31)

Per Share:
Net loss per common share	$(0.18)	$(3,083.50)
Distributions paid per common share	$0.76	$—
Weighted-average common shares outstanding—basic and diluted	29,333	—

Balance Sheet Data (at end of period):
Cash and cash equivalents	$7,079	$124
Investment in real estate, net	$452,205	$—
Total assets	$471,222	$992
Notes payable	$69,636	$400
Shareholders’ equity	$395,915	$17
Net book value per share	$9.10	$—

Other Data:
Cash Flow From (Used In):
Operating activities	$821	$(6)
Investing activities	$(393,640)	$—
Financing activities	$399,774	$82
Number of hotels owned at end of period	26	—
Average Daily Rate(ADR)(a)	$110	$—
Occupancy	69%	—
Revenue Per Available Room(RevPAR)(b)	$76	$—
Total rooms sold(c)	344,152	—
Total rooms available(d)	499,089	—

Modified Funds From Operations Calculation(e):
Net loss	$(5,134)	$(31)
Depreciation of real estate owned	6,009	—

Funds from operations	875	(31)
Acquisition related costs	11,265	—

Modified funds from operations	$12,140	$(31)

(a)	Total room revenue divided by number of rooms sold.

(b)	ADR multiplied by occupancy percentage.

(c)	Represents the number of room nights sold during the period.

(d)	Represents the number of rooms owned by the Company multiplied by the number of nights in the period.

(e)

Funds from operations (FFO) is defined as net income (loss) (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. Modified FFO (MFFO) excludes costs associated with the acquisition of real estate. The Company considers FFO and MFFO in evaluating property acquisitions and its operating performance and believes that FFO and MFFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company’s activities in accordance with GAAP. The Company considers FFO and MFFO as supplemental measures of operating performance in the real estate industry, and along with the other financial measures included in this document, including net income, cash flow from operating activities, financing activities and investing activities, they provide investors with an indication of the performance of the Company. The Company’s definition of FFO and MFFO are not necessarily the same as such terms that are used by other companies. FFO and MFFO are not necessarily indicative of cash available to fund cash needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(for the year ended December 31, 2011)

Overview

Apple REIT Ten, Inc., together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that intends to qualify as a Real Estate Investment Trust (“REIT”) for federal income tax purposes. The Company, which has limited operating history, was formed to invest in hotels and other income-producing real estate in selected metropolitan areas in the United States. The Company was initially capitalized on August 13, 2010, with its first investor closing on January 27, 2011. Prior to the Company’s first hotel acquisition on March 4, 2011, the Company had no revenue, exclusive of interest income. As of December 31, 2011, the Company owned 26 hotels, all of which were purchased during 2011. Results of operations include only results from the date of ownership of the hotels.

Legal Proceedings and Related Matters

The term the “Apple REIT Companies” means the Company, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc.

On December 13, 2011, the United States District Court for the Eastern District of New York ordered that three putative class actions, Kronberg, et al. v. David Lerner Associates, Inc., et al., Kowalski v. Apple REIT Ten, Inc., et al., and Leff v. Apple REIT Ten, Inc., et al., be consolidated and amended the caption of the consolidated matter to be In re Apple REITs Litigation. The District Court also appointed lead plaintiffs and lead counsel for the consolidated action and ordered lead plaintiffs to file and serve a consolidated complaint by February 17, 2012. The parties agreed to a schedule for answering or otherwise responding to the complaint and that briefing on any motion to dismiss the complaint will be concluded by June 18, 2012. The Company was previously named as a party in all three of the abovementioned class action lawsuits.

On February 17, 2012, lead plaintiffs and lead counsel in the In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, filed an amended consolidated complaint in the United States District Court for the Eastern District of New York against the Company, Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., Apple Fund Management, LLC, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc., their directors and certain officers, and David Lerner Associates, Inc. and David Lerner. The consolidated complaint, purportedly brought on behalf of all purchasers of Units in the Company and the other Apple REIT Companies, or those who otherwise acquired these Units that were offered and sold to them by David Lerner Associates, Inc., or its affiliates and on behalf of subclasses of shareholders in New Jersey, New York, Connecticut and Florida, asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933. The consolidated complaint also asserts claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, and unjust enrichment, and claims for violation of the securities laws of Connecticut and Florida. The complaint seeks, among other things, certification of a putative nationwide class and the state subclasses, damages, rescission of share purchases and other costs and expenses.

The Company believes that any claims against it, its officers and directors and other Apple entities are without merit, and intends to defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

Broker Dealer

On December 13, 2011, the Financial Industry Regulatory Authority (“FINRA”) amended its original complaint, filed on May 27, 2011, against David Lerner Associates, Inc., to include David Lerner, individually, as a party to this matter, as well as add additional claims related to the overall sales practices of both David Lerner Associates, Inc. and David Lerner relative to the Company’s Units. As discussed in its prospectus, dated January 19, 2011, the Company is offering its Units for sale through David Lerner Associates, Inc. as the managing dealer for its best efforts offering. A copy of FINRA’s original complaint can be found at: http://www.finra.org/Newsroom/NewsReleases/2011/P123738; and FINRA’s amended complaint can be found at: http://disciplinaryactions.finra.org/viewdocument.aspx?DocNB=29068. David Lerner Associates, Inc. was also the sole distributor (managing dealer) of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. The Company is unaffiliated with David Lerner Associates, Inc. or David Lerner; however, it does rely upon David Lerner Associates, Inc. for the offer and sale and administration of the Company’s Units. The Apple REIT Companies take these allegations against David Lerner Associates, Inc. and David Lerner very seriously, and the Apple REIT Companies intend to cooperate with any and all regulatory or governmental inquiries.

Hotels Owned

As noted above, the Company commenced operations in March 2011 upon the purchase of its first hotel property. The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each of the 26 hotels the Company owned as of December 31, 2011. All dollar amounts are in thousands.

City	State	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Denver	CO	Hilton Garden Inn	Stonebridge	3/4/2011	221	$58,500
Winston-Salem	NC	Hampton Inn & Suites	McKibbon	3/15/2011	94	11,000
Matthews	NC	Fairfield Inn & Suites	Newport	3/25/2011	94	10,000
Columbia	SC	TownePlace Suites	Newport	3/25/2011	91	10,500
Mobile	AL	Hampton Inn & Suites	McKibbon	6/2/2011	101	13,000
Gainesville	FL	Hilton Garden Inn	McKibbon	6/2/2011	104	12,500
Pensacola	FL	TownePlace Suites	McKibbon	6/2/2011	98	11,500
Knoxville	TN	SpringHill Suites	McKibbon	6/2/2011	103	14,500
Richmond	VA	SpringHill Suites	McKibbon	6/2/2011	103	11,000
Cedar Rapids	IA	Hampton Inn & Suites	Schulte	6/8/2011	103	13,000
Cedar Rapids	IA	Homewood Suites	Schulte	6/8/2011	95	13,000
Hoffman Estates	IL	Hilton Garden Inn	Schulte	6/10/2011	184	10,000
Davenport	IA	Hampton Inn & Suites	Schulte	7/19/2011	103	13,000
Knoxville	TN	Homewood Suites	McKibbon	7/19/2011	103	15,000
Knoxville	TN	TownePlace Suites	McKibbon	8/9/2011	98	9,000
Mason	OH	Hilton Garden Inn	Schulte	9/1/2011	110	14,825
Omaha	NE	Hilton Garden Inn	White	9/1/2011	178	30,018
Des Plaines	IL	Hilton Garden Inn	Raymond	9/20/2011	251	38,000
Merillville	IN	Hilton Garden Inn	Schulte	9/30/2011	124	14,825
Austin/Round Rock	TX	Homewood Suites	Vista	10/3/2011	115	15,500
Scottsdale	AZ	Hilton Garden Inn	White	10/3/2011	122	16,300
South Bend	IN	Fairfield Inn & Suites	White	11/1/2011	119	17,500
Charleston	SC	Home2 Suites	LBA	11/10/2011	122	13,908
Oceanside	CA	Courtyard	Marriott	11/28/2011	142	30,500
Skokie	IL	Hampton Inn & Suites	Raymond	12/19/2011	225	32,000
Tallahassee	FL	Fairfield Inn & Suites	LBA	12/30/2011	97	9,355

				Total	3,300	$458,231

The purchase price for these properties, net of debt assumed, was funded primarily by the Company’s on-going best-efforts offering of Units. The Company assumed approximately $69.4 million of debt secured by five of its hotel properties. The following table summarizes the hotel location, interest rate, maturity date and principal amount assumed associated with each note payable. All dollar amounts are in thousands.

Location	Brand	Interest Rate(1)	Acquisition Date	Maturity Date	Principal Assumed	Outstanding balance as of December 31, 2011
Knoxville, TN	Homewood Suites	6.30%	7/19/2011	10/8/2016	$11,499	$11,428
Knoxville, TN	TownePlace Suites	5.45%	8/9/2011	12/11/2015	7,392	7,306
Des Plaines, IL	Hilton Garden Inn	5.99%	9/20/2011	8/1/2016	20,838	20,749
Scottsdale, AZ	Hilton Garden Inn	6.07%	10/3/2011	2/1/2017	10,585	10,558
Skokie, IL	Hampton Inn & Suites	6.15%	12/19/2011	7/1/2016	19,092	19,092

					$69,406	$69,133

(1)	At acquisition, the Company adjusted the interest rates on these loans to market rates and is amortizing the adjustments to interest expense over the life of the loan.

The Company leases all of its hotels to its wholly-owned taxable REIT subsidiary (or a subsidiary thereof) under master hotel lease agreements. The Company also used the proceeds of its on-going best-efforts offering to pay approximately $9.2 million, representing 2% of the gross purchase price for these hotels, as a brokerage commission to Apple Suites Realty Group, Inc. (“ASRG”), 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer.

No goodwill was recorded in connection with any of the acquisitions.

Management and Franchise Agreements

Each of the Company’s 26 hotels are operated and managed, under separate management agreements, by affiliates of one of the following companies: LBAM Investor Group, L.L.C. (“LBA”), Marriott International (“Marriott”), MHH Management, LLC (“McKibbon”), Newport Hospitality Group, Inc. (“Newport”), Raymond Management Company, Inc. (“Raymond”), Schulte Hospitality Group, Inc. (“Schulte”), Stonebridge Realty Advisors, Inc. (“Stonebridge”), Vista Host, Inc. (“Vista”), or White Lodging Services Corporation (“White”). The agreements provide for initial terms of 5 to 30 years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. For the year ended December 31, 2011 the Company incurred approximately $1.3 million in management fees.

LBA, McKibbon, Newport, Raymond, Schulte, Stonebridge, Vista and White are not affiliated with either Marriott or Hilton, and as a result, the hotels they manage were required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 10 to 21 years. Fees associated with the agreements generally include the payment of royalty fees and program fees. The Marriott franchise agreements generally provide for initial terms of 15 to 20 years. Fees associated with the agreements generally include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. For the year ended December 31, 2011 the Company incurred approximately $1.8 million in franchise fees.

Results of Operations

During the period from the Company’s initial capitalization on August 13, 2010 to March 3, 2011, the Company owned no properties, had no revenue, exclusive of interest income and was primarily engaged in capital formation activities. During this period, the Company incurred miscellaneous start- up costs and interest expense related to an unsecured line of credit. The Company’s first investor closing under its on-going best-efforts offering occurred on January 27, 2011 and the Company began operations on March 4, 2011 when it purchased its first hotel. During the remainder of 2011, the Company purchased an additional 25 hotel properties. As a result, a comparison of 2011 operating results to prior year results is not meaningful.

Hotel performance is impacted by many factors including local competition, local and general economic conditions in the United States and the performance of individual managers assigned to each hotel. Performance of the hotels as compared to other hotels in their respective local markets in general has met the Company’s expectations for the period owned. In evaluating financial condition and operating performance, the most important indicators on which the Company focuses are revenue measurements, such as average occupancy, average daily rate (“ADR”), revenue per available room (“RevPAR”) and market yield, which compares an individual hotel’s results to others in its local market, and expenses, such as hotel operating expenses, general and administrative and other expenses as described below.

Revenues

The Company’s principal source of revenue is hotel revenue, consisting of room and other related revenue. For the year ended December 31, 2011, the Company had total revenue of approximately $42.1 million. This revenue reflects hotel operations for the 26 hotels acquired through December 31, 2011 for their respective periods of ownership by the Company. For the period from acquisition through December 31, 2011, the hotels achieved combined average occupancy of approximately 69%, ADR of $110 and RevPAR of $76. ADR is calculated as room revenue divided by the number of rooms sold, and RevPAR is calculated as occupancy multiplied by ADR. These rates are consistent with industry and brand averages for the period owned. The average Market Yield for these hotels in 2011 was 130. The Market Yield is a measure of each hotel’s RevPAR compared to the average in the market, with 100 being the average (the index excludes hotels under renovation or open less than two years) and is provided by Smith Travel Research, Inc.®, an independent company that tracks historical hotel performance in most markets throughout the world. The Company will continue to pursue market opportunities to improve revenue. With continued modest improvement in the economy in the United States, the hotel industry and the Company anticipate revenue growth in the mid-single digits in 2012 as compared to 2011 for comparable properties.

Expenses

Hotel operating expenses relate to the 26 hotels acquired through December 31, 2011 for their respective periods owned and consist of direct room expenses, hotel administrative expense, sales and marketing expense, utilities expense, repair and maintenance expense, franchise fees and management fees. For the year ended December 31, 2011, hotel operating expenses totaled approximately $23.7 million or 56% of total revenue. Nine of the hotels acquired by the Company opened within the past two years. As a result, although operating expenses will increase with a full year of ownership for all properties, it is anticipated that expense as a percentage of revenue for the properties owned at December 31, 2011 will decline as new properties establish themselves within their respective markets.

Taxes, insurance, and other expenses for the year ended December 31, 2011 were approximately $2.5 million or 6% of total revenue. For comparable hotels, taxes will likely increase if the economy continues to improve and localities reassess property values accordingly. Also, for comparable hotels, 2012 insurance rates have increased due to property and casualty carriers’ losses world-wide in the past year.

General and administrative expense for the year ended December 31, 2011 was approximately $3.1 million. The principal components of general and administrative expense are advisory fees and reimbursable expenses, legal fees, accounting fees and reporting expense. The Company incurred approximately $0.5 million in legal costs in 2011 due to the legal and related matters discussed above. The Company anticipates it will continue to incur significant legal costs at least during the first half of 2012.

Acquisition related costs for the year ended December 31, 2011 were approximately $11.3 million. The Company has expensed as incurred all transaction costs associated with the acquisitions of existing businesses, including title, legal, accounting and other related costs, as well as the brokerage commission paid to ASRG.

Depreciation expense for the year ended December 31, 2011 was approximately $6.0 million. Depreciation expense represents expense of the Company’s 26 hotel buildings and related improvements, and associated personal property (furniture, fixtures, and equipment) for their respective periods owned.

For the year ended December 31, 2011, the Company recognized interest income of approximately $0.4 million. Interest income represents earnings on excess cash invested in short term money market instruments. Interest expense for the year ended December 31, 2011 totaled approximately $1.0 million and primarily represents interest expense incurred from debt assumed with the acquisition of five of the Company’s hotels.

Related Parties

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arm’s length and the results of the Company’s operations may be different if these transactions were conducted with non-related parties. The Company’s independent members of the Board of Directors oversee and annually review the Company’s related party relationships (which include the relationships discussed in this section) and are required to approve any significant modifications to the contracts, as well as any new significant related party transactions. The Board of Directors is not required to approve each individual transaction that falls under the related party relationships. However, under the direction of the Board of Directors, at least one member of the Company’s senior management team approves each related party transaction.

The Company has a contract with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is paid to ASRG for these services. As of December 31, 2011, payments to ASRG for fees under the terms of this contract have totaled approximately $9.2 million since inception, all of which was incurred in 2011 and is included in acquisition related costs in the Company’s consolidated statements of operations.

The Company is party to an advisory agreement with A10A, pursuant to which A10A provides management services to the Company. A10A provides these management services through an affiliate called Apple Fund Management LLC (“AFM”), which is a subsidiary of Apple REIT Six, Inc. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable to A10A for these management services. Total advisory fees incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $318,000 for the year ended December 31, 2011. No advisory fees were incurred by the Company prior to 2011.

In addition to the fees payable to ASRG and A10A, the Company reimbursed A10A or ASRG or paid directly to AFM on behalf of A10A or ASRG approximately $1.4 million and $25,000 for the years ended December 31, 2011 and 2010. The expenses reimbursed were approximately $700,000 and $0, respectively, for costs reimbursed under the contract with ASRG and approximately $700,000 and $25,000, respectively, for costs reimbursed under the contract with A10A. The costs are included in general and administrative expenses and are for the Company’s proportionate share of the staffing and related costs provided by AFM at the direction of A10A.

AFM is an affiliate of Apple Six Advisors, Inc., Apple Seven Advisors, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., ASRG and Apple Six Realty Group, Inc., (collectively the “Advisors” which are wholly owned by Glade M. Knight). As such, the Advisors provide management services through the use of AFM to, respectively, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc. and Apple REIT Ten, Inc. (collectively the “Apple REIT Entities”). Although there is a potential conflict on time allocation of employees due to the fact that a senior manager, officer or staff member will provide services to more than one company, the Company believes that the executives and staff compensation sharing arrangement described more fully below allows the companies to share costs yet attract and retain superior executives and staff. The cost sharing structure also allows each entity to maintain a much more cost effective structure than having separate staffing arrangements. Amounts reimbursed to AFM include both compensation for personnel and “overhead” (office rent, utilities, benefits, office supplies, etc.) used by the companies. Since the employees of AFM perform services for the Apple REIT Entities and Advisors at the direction of the Advisors, individuals, including executive officers, receive their compensation at the direction of the Advisors and may receive consideration directly from the Advisors.

The Advisors and Apple REIT Entities allocate all of the costs of AFM among the Apple REIT Entities and the Advisors. The allocation of costs from AFM is reviewed at least annually by the Compensation Committees of the Apple REIT Entities. In making the allocation, management of each of the entities and their Compensation Committee consider all relevant facts related to each Company’s level of business activity and the extent to which each Company requires the services of particular personnel of AFM. Such payments are based on the actual costs of the services and are not based on formal record keeping regarding the time these personnel devote to the Company, but are based on a good faith estimate by the employee and/or his or her supervisor of the time devoted by the employee to the Company. As part of this arrangement, the day to day transactions may result in amounts due to or from the Apple REIT Entities. To efficiently manage cash disbursements, an individual Apple REIT Entity may make payments for any or all of the related companies. The amounts due to or from the related Apple REIT Entity are reimbursed or collected and are not significant in amount.

ASRG and A10A are 100% owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company. Mr. Knight is also Chairman and Chief Executive Officer of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. Another member of the Company’s Board of Directors is also on the Board of Directors of Apple REIT Seven, Inc. and Apple REIT Eight, Inc.

During the first quarter of 2011, the Company entered into an assignment of contract with ASRG to become the purchaser of a Home2 Suites by Hilton under construction in Charleston, South Carolina for a total purchase price of $13.9 million. ASRG entered into the assigned contract on November 5, 2010. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG totaling $100,000. There was no profit for ASRG in the assignment. The Company purchased this hotel on November 10, 2011, the same day the hotel opened for business.

During the fourth quarter of 2011, the Company entered into an assignment of contract with ASRG to become the purchaser of all of the ownership interests in a limited liability company, Sunbelt-FTH, LLC, which owned a Fairfield Inn & Suites by Marriott located in Tallahassee, Florida for a total purchase price of $9.4 million. The hotel is newly constructed and opened on December 15, 2011. ASRG entered into the assigned contract on July 8, 2010. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG totaling $2,500. There was no profit for ASRG in the assignment. The Company closed on the purchase of the limited liability company on December 30, 2011.

The Company has incurred legal fees associated with the Legal Proceedings and Related Matters discussed herein. The Company also incurs other professional fees such as accounting, auditing and reporting. These fees are included in general and administrative expense in the Company’s consolidated statements of operations. To be cost effective, these services received by the Company are shared as applicable across the other Apple REIT Entities. The professionals cannot always specifically identify their fees for one company and therefore management allocates these costs across the companies that benefit from the services.

On occasion, the Company uses, for acquisition, renovation and asset management purposes, a Learjet owned by Apple Air Holding, LLC, which is jointly owned by Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. Total costs paid for the usage of the aircraft in 2011 were $216 thousand.

Series B Convertible Preferred Stock

The Company has issued 480,000 Series B convertible preferred shares to Glade M. Knight, Chairman and Chief Executive Officer of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $48,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares’ distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1)

substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2)	the termination or expiration without renewal of the advisory agreement with A10A, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3)	the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $2 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$400 million	4.83721
$500 million	6.11068
$600 million	7.29150
$700 million	8.49719
$800 million	9.70287
$900 million	10.90855
$1 billion	12.11423
$1.1 billion	13.31991
$1.2 billion	14.52559
$1.3 billion	15.73128
$1.4 billion	16.93696
$1.5 billion	18.14264
$1.6 billion	19.34832
$1.7 billion	20.55400
$1.8 billion	21.75968
$1.9 billion	22.96537
$2 billion	24.17104

In the event that after raising gross proceeds of $2 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/100 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest $100 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests and the termination of the Series A preferred shares.

Expense related to the issuance of 480,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $127 million (assumes $11 per unit fair market value). Based on equity raised through December 31, 2011, if a triggering event had occurred, expense would have ranged from $0 to $25.5 million (assumes $11 per unit fair market value) and approximately 2.3 million common shares would have been issued.

Liquidity and Capital Resources

The following is a summary of the Company’s significant contractual obligations as of December 31, 2011:

(000’s)	Total	Amount of Commitments Expiring per Period
		Less than 1 Year	2-3 Years	4-5 Years	Over 5 Years
Property Purchase Commitments	$116,137	$26,550	$89,587	$—	$—
Debt (including interest of $19.0 million)	88,128	5,453	10,906	62,074	9,695
Ground Leases	107	2	4	4	97

	$204,372	$32,005	$100,497	$62,078	$9,792

The Company was initially capitalized on August 13, 2010, with its first investor closing on January 27, 2011. The Company’s principal sources of liquidity are cash on hand, the proceeds of its on-going best-efforts offering and the cash flow generated from properties the Company has or will acquire and any short term investments. In addition, the Company may borrow funds, subject to the approval of the Company’s Board of Directors.

The Company anticipates that cash flow from operations, and cash on hand, will be adequate to meet its anticipated liquidity requirements, including debt service, capital improvements, required distributions to shareholders to qualify as a REIT and planned Unit redemptions. The Company intends to use the proceeds from the Company’s on-going best-efforts offering, cash on hand and assumed secured debt to purchase the hotels under contract if a closing occurs, however, it may use debt if necessary to complete the acquisitions.

To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Distributions during 2011 totaled approximately $23.6 million and were paid at a monthly rate of $0.06875 per common share beginning in February 2011. For the same period, the Company’s cash generated from operations was approximately $0.8 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, a portion of distributions paid through December 31, 2011 have been funded from proceeds from the on-going best-efforts offering of Units, and are expected to be treated as a return of capital for federal income tax purposes. In February 2011, the Company’s Board of Directors established a policy for an annualized distribution rate of $0.825 per common share, payable in monthly distributions. The Company intends to continue paying distributions on a monthly basis, consistent with the annualized distribution rate established by its Board of Directors. The Company’s Board of Directors, upon the recommendation of the Audit Committee, may amend or establish a new annualized distribution rate and may change the timing of when distributions are paid. The Company’s objective in setting a distribution rate is to project a rate that will provide consistency over the life of the Company taking into account acquisitions and capital improvements, ramp up of new properties and varying economic cycles. To meet this objective, the Company may require the use of debt or offering proceeds in addition to cash from operations. Since a portion of distributions to date have been funded with proceeds from the offering of Units, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to fully invest its offering proceeds and thereby increase its cash generated from operations. As there can be no assurance of the Company’s ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties.

The Company is raising capital through a best-efforts offering of Units (each Unit consists of one common share and one Series A preferred share) by David Lerner Associates, Inc., the managing dealer, which receives selling commissions and a marketing expense allowance based on proceeds of the Units sold. The minimum offering of 9,523,810 Units at $10.50 per Unit was sold as of January 27, 2011, with proceeds net of commissions and marketing expenses totaling $90 million. Subsequent to the minimum offering and through December 31, 2011, an additional 34.0 million Units, at $11 per Unit, were sold, with the Company receiving proceeds, net of commissions, marketing expenses and other offering costs of approximately $334.6 million. The Company is continuing its offering at $11.00 per Unit. The Company will offer Units until January 19, 2013, unless the offering is extended, or terminated if all of the Units are sold before then. As of December 31, 2011, 138,748,819 Units remained unsold.

The Company’s Board of Directors has approved a Unit Redemption Program to provide limited interim liquidity to its shareholders who have held their Units for at least one year. Shareholders may request redemption of Units for a purchase price equal to 92.5% of the price paid per Unit if the Units have been owned for less than five years, or 100% of the price paid per Unit if the Units have been owned more than five years. The maximum number of Units that may be redeemed in any given year is three percent of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program. If the total redemption requests exceed the authorized amount of redemptions, the Board of Directors may limit the amount of redemptions as it deems prudent. If requests exceed the authorized amount, redemptions will be made on a pro-rata basis. Redemptions will be made quarterly and the Company may use proceeds from its on-going best-efforts offering to redeem Units.

Prior to the commencement of the Company’s on-going best-efforts offering, the Company obtained an unsecured note payable in a principal amount of $400,000 to fund certain start-up costs and offering expenses. The note was fully paid during January 2011 with net proceeds from the Company’s on-going best-efforts offering.

The Company has on-going capital commitments to fund its capital improvements. The Company is required, under all of the hotel management agreements and certain loan agreements, to make available, for the repair, replacement, refurbishing of furniture, fixtures, and equipment, a percentage of gross revenues provided that such amount may be used for the Company’s capital expenditures with respect to the hotels. The Company expects that this amount will be adequate to fund required repair, replacement, and refurbishments and to maintain the Company’s hotels in a competitive condition. As of December 31, 2011, the Company held approximately $5.2 million in reserves for capital expenditures. During 2011, the Company spent approximately $1.7 million in capital expenditures and anticipates spending $12 million during 2012 on properties owned at December 31, 2011. The Company does not currently have any existing or planned projects for development.

As of December 31, 2011, the Company had outstanding contracts for the potential purchase of seven additional hotels for a total purchase price of approximately $116.1 million. Of these seven hotels, six are under construction and should be completed over the next 3 to 18 months from December 31, 2011. Closing on these six hotels is expected upon completion of construction. The existing hotel is expected to close within the next three months. Although the Company is working towards acquiring these hotels, there are many conditions to closing that have not yet been satisfied and there can be no assurance that closings will occur under the outstanding purchase contracts. It is anticipated that the purchase price (less any debt assumed) for the outstanding contracts will be funded from the proceeds of the Company’s on-going best-efforts offering of Units and cash on hand if a closing occurs.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Business Interruption

Being in the real estate industry, the Company is exposed to natural disasters on both a local and national scale. Although management believes there is adequate insurance to cover this exposure, there can be no assurance that such events will not have a material adverse effect on the Company’s financial position or results of operations.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at the Company’s hotels may cause quarterly fluctuations in its revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand or, if necessary, any available other financing sources to make distributions.

Critical Accounting Policies

The following contains a discussion of what the Company believes to be critical accounting policies. These items should be read to gain a further understanding of the principles used to prepare the Company’s financial statements. These principles include application of judgment; therefore, changes in judgments may have a significant impact on the Company’s reported results of operations and financial condition.

Investment Policy

Upon acquisition of real estate properties, the Company estimates the fair value of acquired tangible assets (consisting of land, land improvements, buildings and improvements) and identified intangible assets and liabilities, in-place leases and assumed debt based on evaluation of information and estimates available at that date. Generally, the Company does not acquire hotel properties that have significant in-place leases as lease terms for hotel properties are very short term in nature. The Company has not assigned any value to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts is not considered material. The Company has expensed as incurred all transaction costs associated with the acquisitions of existing businesses, including title, legal, accounting and other related costs, as well as the brokerage commission paid to ASRG.

Capitalization Policy

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to a single asset, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

Impairment Losses Policy

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective properties over their estimated remaining useful life, based on historical and industry data, is less than the properties’ carrying amount. Indicators of impairment include a property with current or potential losses from operations, when it becomes more likely than not that a property will be sold before the end of its previously estimated useful life or when events, trends, contingencies or changes in circumstances indicate that a triggering event has occurred and an asset’s carrying value may not be recoverable. The Company monitors its properties on an ongoing basis by analytically reviewing financial performance and considers each property individually for purposes of reviewing for indicators of impairment. As many indicators of impairment are subjective, such as general economic and market declines, the Company also prepares an annual recoverability analysis for each of its properties to assist with its evaluation of impairment indicators. The analysis compares each property’s net book value to each property’s estimated operating income using current operating results for each stabilized property and projected stabilized operating results based on the property’s market for properties that recently opened, were recently renovated or experienced other short-term business disruption. Since the Company’s planned initial hold period for each property is 39 years the Company’s ongoing analysis and annual recoverability analysis have not identified any impairment losses and no impairment losses have been recorded to date. If events or circumstances change such as the Company’s intended hold period for a property or if the operating performance of a property declines substantially for an extended period of time, the Company’s carrying value for a particular property may not be recoverable and an impairment loss will be recorded. Impairment losses are measured as the difference between the asset’s fair value and its carrying value.

Subsequent Events

In January 2012, the Company declared and paid approximately $3.0 million in dividend distributions to its common shareholders, or $0.06875 per outstanding common share. The Company also closed on the issuance of approximately 1.7 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $18.7 million and proceeds net of selling and marketing costs of approximately $16.8 million.

In January 2012, the Company entered into an assignment of contract with ASRG to become the purchaser of all of the ownership interests in a limited liability company, which owns a TownePlace Suites by Marriott (under construction) in Nashville, Tennessee for a total purchase price of $9.8 million. ASRG entered into the assigned contract on July 8, 2010. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG totaling $2,500. There was no profit for ASRG in the assignment. The Company purchased this hotel on January 31, 2012, the same day the hotel opened for business.

In January 2012, the Company closed on the purchase of a Homewood Suites located in Gainesville, Florida. The gross purchase price for this hotel, which contains 103 guest rooms, was $14.6 million. The Company assumed approximately $13.1 million of mortgage debt associated with this hotel. The loan provides for monthly payments of principal and interest on an amortized basis.

In February 2012, the Company declared and paid approximately $3.1 million in dividend distributions to its common shareholders, or $0.06875 per outstanding common share. The Company also closed on the issuance of approximately 1.9 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $20.8 million and proceeds net of selling and marketing costs of approximately $18.7 million.

EXPERTS

The audited consolidated financial statements and financial statement schedule of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2011 and for the period August 13, 2010 (initial capitalization) through December 31, 2010, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

EXPERIENCE OF PRIOR PROGRAMS

The tables following this introduction set forth information with respect to certain of the prior real estate programs sponsored by Glade M. Knight, who is sometimes referred to as the “prior program sponsor.” These tables provide information for use in evaluating the programs, the results of the operations of the programs, and compensation paid by the programs. Information in the tables is current as of December 31, 2011. The tables are furnished solely to provide prospective investors with information concerning the past performance of entities formed by Glade M. Knight. Regulatory filings and annual reports of Apple REIT Nine, Apple REIT Eight, Apple REIT Seven, Apple REIT Six, Apple Hospitality Five and Apple Hospitality Two will be provided upon request for no cost (except for exhibits, for which there is a minimal charge). In addition, Table VI of this Supplement contains detailed information on the property acquisitions of Apple REIT Nine and is available without charge upon request of any investor or prospective investor. Please send all requests to Apple REIT Ten, Inc., 814 East Main Street, Richmond, VA 23219, Attn: Kelly Clarke; telephone: 804-344-8121.

In the five years ending December 31, 2011, Glade M. Knight sponsored only Apple Hospitality Two, Apple Hospitality Five, Apple REIT Six, Apple REIT Seven, Apple REIT Eight and Apple REIT Nine, which have investment objectives similar to ours. Apple Hospitality Two, Apple Hospitality Five, Apple REIT Six, Apple REIT Seven, Apple REIT Eight and Apple REIT Nine were formed to invest in existing residential rental properties and/or extended-stay and select-service hotels and possibly other properties for the purpose of providing regular monthly or quarterly distributions to shareholders and the possibility of long-term appreciation in the value of properties and shares.

On May 23, 2007, Apple Hospitality Two merged with and into an affiliate managed by ING Clarion Partners, LLC. Pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of February 15, 2007, upon the completion of the merger, the separate corporate existence of Apple Hospitality Two ceased. Each shareholder of Apple Hospitality Two received approximately $11.20 for each outstanding unit (consisting of one common share together with one Series A preferred share).

On October 5, 2007, Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. Pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of July 25, 2007, upon the completion of the merger, the separate corporate existence of Apple Hospitality Five ceased. Each shareholder of Apple Hospitality Five received approximately $14.05 for each outstanding unit (consisting of one common share together with one Series A preferred share).

The information in the following tables should not be considered as indicative of our capitalization or operations. Also past performance of prior programs is not necessarily indicative of our future results. Purchasers of units offered by our offering will not have any interest in the entities referred to in the following tables or in any of the properties owned by those entities as a result of the acquisition of Units in us.

Apple REIT Six, Apple REIT Seven, Apple REIT Eight and Apple REIT Nine have existing Unit Redemption Programs that are similar to our Unit Redemption Program. Currently, the prior companies’ programs redemption requests exceed the redemptions granted. Thus, for the most recent redemption date (January 2012), the percentage of requested redemptions that were honored was as follows: Apple REIT Six, approximately 4%; Apple REIT Seven, approximately 4%; Apple REIT Eight, approximately 2% and Apple REIT Nine, approximately 14%.

As with our program, each of these companies’ Board of Directors approved its Unit Redemption Program to provide only limited interim liquidity to its shareholders who have held their Units for at least one year. Investments in these companies as well as Apple REIT Ten, Inc. are, and are intended to be, illiquid investments until a liquidity event occurs.

See, “Apple Ten Advisors and Apple Suites Realty—Prior Performance of Programs Sponsored by Glade M. Knight” in the prospectus for additional information on certain prior real estate programs sponsored by Mr. Knight, including a description of the investment objectives which are deemed by Mr. Knight to be similar and dissimilar to ours.

The following tables use certain financial terms. The following paragraphs briefly describe the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•

“Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•	“GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•	“Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•	“Reserves” refers to offering proceeds designated for repairs and renovations to properties and offering proceeds not committed for expenditure and held for potential unforeseen cash requirements.

•	“Return of Capital” refers to distributions to investors in excess of net income.

Table I: EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I presents a summary of the funds raised and the use of those funds by Apple REIT Nine, whose investment objectives are similar to those of Apple REIT Ten, and whose offering closed within the three years ending December 31, 2011.

Apple REIT Nine
Dollar Amount Offered	$2,000,000,000
Dollar Amount Raised	2,000,000,000
Dollar Amount Raised as % of Total Offering	100%
LESS OFFERING EXPENSES:
Selling Commissions and Discounts	10.00%
Organizational Expenses	0.15%
Other	0.00%
Reserves	0.50%
Percent Available for Investment	89.35%
ACQUISITON COSTS:
Prepaid items and fees to purchase property(1)	85.34%
Cash down payment	0.07%
Acquisition fees(2)	2.00%
Acquisition related reimbursement of employee payroll and benefits and overhead costs(3)	0.13%
Other(4)	1.81%
Total Acquisition Costs	89.35%
Percentage Leverage (excluding unsecured debt)	6.12%
Date Offering Began	April 2008
Length of offering (in months)	32
Months to invest 90% of amount available for investment (measured from beginning of offering)	37

(1)	This line item includes the contracted purchase price plus any additional closing costs such as transfer taxes, title insurance and legal fees.

(2)	Substantially all of the acquisition fees were paid to the sponsor or affiliates of the sponsor. The acquisition fees include real estate commissions paid on an acquisition.

(3)

Represents payroll and benefits expenses and other overhead expenses either directly incurred, or reimbursements to Apple Fund Management (a subsidiary of Apple REIT Six and indirectly controlled by the Prior Performance Sponsor) or a prior related REIT organized and indirectly controlled by the Prior Program Sponsor. Generally Accepted Accounting Principles (“GAAP”) require these amounts to be expensed in the Companies’ statements of operations as incurred. Therefore the amounts reflected in this schedule are not intended to reflect the basis of properties acquired in accordance with GAAP.

(4)	Remaining amount raised as of December 31, 2011 to be used for acquisitions under contract and general working capital.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

Table II: COMPENSATION TO SPONSOR AND ITS AFFILIATES

Table II summarizes the compensation paid to the Prior Program Sponsor and its Affiliates (i) by programs organized by it and closed within three years ended December 31, 2011, and (ii) by all other programs during the three years ended December 31, 2011.

	Apple REIT Nine	Apple REIT Eight	Apple REIT Seven	Apple REIT Six
Date offering commenced	April 2008	July 2007	March 2006	April 2004
Dollar amount raised	$2,000,000,000	$1,000,000,000	$1,000,000,000	$1,000,000,000
Amounts Paid to Prior Program Sponsor from Proceeds of Offering:
Underwriting fees	—	—	—	—
Acquisition fees:
—Real Estate commission(1)	33,101,000	19,011,000	18,032,000	16,906,642
—Advisory Fees	—	—	—	—
—Other	—	—	—	—
Other	—	—	—	—
Dollar amount of cash generated from operations before deducting payments to sponsor	225,325,000	192,586,000	314,732,000	531,349,000
Amount paid to sponsor from operations:
Property management fees	—	—	—	—
Partnership management fees	—	—	—	—
Reimbursement of operational employee payroll and benefits and overhead costs(2)	3,902,000	6,606,000	8,006,000	10,979,000
Reimbursement of acquisition employee payroll and benefits and overhead costs(2)	2,505,000	1,116,000	1,269,000	825,000
Leasing commissions	—	—	—	—
Other—Advisory Fees	5,387,000	4,203,000	5,907,000	12,653,000
Dollar amount of property sales and refinancing before deducting payments to sponsor
—Cash	—	—	—	—
—Notes	—	—	—	—
Amount paid to sponsor from property sales and refinancing
Real estate commissions	—	—	—	—
Incentive fees	—	—	—	—
Other	—	—	—	—

(1)

Although reflected in this table as paid from offering proceeds, effective January 1, 2009, the Financial Accounting Standards Board issued a pronouncement requiring acquisition related costs to be expensed as incurred, therefore these costs are reflected in these Company’s Statements of Operations as of the effective date for financial reporting purposes. For all programs noted except Apple REIT Nine, Inc. all acquisition fees were incurred prior to January 1, 2009. Approximately $6.8 million of Apple REIT Nine, Inc.’s acquisition fees were incurred prior to January 1, 2009 and therefore not a deduction from cash generated from operations.

(2)

Represents payroll and benefits expenses and other overhead expenses either directly incurred, or reimbursements to Apple Fund Management (a subsidiary of Apple REIT Six and indirectly controlled by the Prior Performance Sponsor) or a prior related REIT organized and indirectly controlled by the Prior Program Sponsor.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS*

Table III presents a summary of the annual operating results for Apple REIT Nine, Apple REIT Eight, Apple REIT Seven and Apple REIT Six, whose offerings closed in the five year period ending December 31, 2011. Table III is shown on both an income tax basis as well as in accordance with generally accepted accounting principles, the only significant difference being the methods of calculating depreciation.

	2011 Apple REIT Nine	2010 Apple REIT Nine	2009 Apple REIT Nine	2008 Apple REIT Nine	2007 Apple REIT Nine
Gross revenues(5)	$341,857,000	$181,460,000	$101,167,000	$11,524,000	$—
Profit on sale of properties	—	—	—	—	—
Less: Operating expenses(5)	217,683,000	133,523,000	67,359,000	9,441,000	15,000
Interest income (expense)	(4,371,000)	(931,000)	(1,018,000)	2,346,000	(2,000)
Depreciation(5)	49,815,000	30,749,000	15,936,000	2,277,000	—
Net income (loss) GAAP basis	69,988,000	16,257,000	16,854,000	2,152,000	(17,000)
Taxable income	—	—	—	—	—
Cash generated from operations	116,044,000	38,758,000	29,137,000	3,317,000	(2,000)
Cash generated from sales	—	—	—	—	—
Cash generated from refinancing	—	—	—	—	—
Less: cash distributions to investors	160,399,000	118,126,000	57,330,000	13,012,000	—
Cash generated after cash distribution	(44,355,000)	(79,368,000)	(28,193,000)	(9,695,000)	(2,000)
Less: Special items	—	—	—	—	—
Cash generated after cash distributions and special items	(44,355,000)	(79,368,000)	(28,193,000)	(9,695,000)	(2,000)
Capital contributions, net	19,675,000	818,395,000	568,098,000	400,779,000	(177,000)
Fixed asset additions	175,983,000	760,865,000	340,061,000	311,092,000	—
Line of credit-change in(1)	—	—	—	(151,000)	151,000
Cash generated(2)	(193,375,000)	(48,805,000)	197,720,000	75,173,000	(28,000)
End of period cash	30,733,000	224,108,000	272,913,000	75,193,000	20,000
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary income	42	30	38	19	—
Capital gain	—	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
Investment income(4)	42	30	38	19	—
Long-term capital gain(4)	—	—	—	—	—
Return of capital(4)	38	50	42	27	—
Source (on Cash basis)
Sales	—	—	—	—	—
Refinancings	—	—	—	—	—
Operations	58	26	41	12	—
Other(3)	22	54	39	34	—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%

*	Any rows not reflected from the Commission’s Industry Guide 5 are not applicable to the programs.

(1)	Amount reflects change in Company’s short term credit facilities.

(2)	Amount reflects the net change in Company’s cash balance during the year.

(3)

Source of distributions is not defined for purposes of this table. For further information, see cash flow information above or the Company’s related statement of cash flows included in its most recent for Form 10K filed with the Securities and Exchange Commission. However, although the Company believes that cash is fungible and that the statement of cash flows should be read in its entirety, the Company has shown the source of distributions from operations to the extent of cash generated from operations from the Company’s statement of cash flows. It is possible to deem the difference, if any, or any other amount to be paid from debt or offering proceeds to the extent that debt proceeds or offering proceeds were available in the period.

(4)	Amounts determined based on Federal Tax reporting information, Generally Accepted Accounting Principals do not define these line items.

(5)

Includes amounts from discountinued operations, approximately 406 acres of land and land improvements located on 110 sites in the Fort Worth, Texas area which are being leased to Chesapeake Energy Corporation for the production of natural gas classified as real estate held for sale at December 31, 2011.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS* (Continued)

	2011 Apple REIT Eight	2010 Apple REIT Eight	2009 Apple REIT Eight	2008 Apple REIT Eight	2007 Apple REIT Eight
Gross revenues	$190,704,000	$182,622,000	$170,885,000	$133,284,000	$1,485,000
Profit on sale of properties	—	—	—	—	—
Less: Operating expenses	134,265,000	130,678,000	126,178,000	95,047,000	2,097,000
Interest income (expense)	(10,988,000)	(6,090,000)	(6,295,000)	(1,928,000)	6,343,000
Depreciation	35,987,000	34,979,000	32,907,000	22,044,000	333,000
Net income (loss) GAAP basis	9,464,000	10,875,000	5,505,000	14,265,000	5,398,000
Taxable income	—	—	—	—	—
Cash generated from operations	45,396,000	44,249,000	45,739,000	39,714,000	5,563,000
Cash generated from sales	—	—	—	—	—
Cash generated from refinancing	43,536,000	—	—	—	—
Less: cash distributions to investors	62,071,000	72,465,000	74,924,000	76,378,000	14,464,000
Cash generated after cash distribution	26,861,000	(28,216,000)	(29,185,000)	(36,664,000)	(8,901,000)
Less: Special items	—	—	—	—	—
Cash generated after cash distributions and special items	26,861,000	(28,216,000)	(29,185,000)	(36,664,000)	(8,901,000)
Capital contributions, net	(12,089,000)	11,345,000	13,692,000	234,054,000	679,435,000
Fixed asset additions	5,227,000	6,671,000	29,923,000	759,346,000	87,643,000
Line of credit-change in(1)	(3,680,000)	18,546,000	48,090,000	10,258,000	—
Cash generated(2)	—	—	—	(562,009,000)	561,985,000
End of period cash	—	—	—	—	562,009,000
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary income	30	29	24	42	11
Capital gain	—	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
Investment income(4)	30	29	24	42	11
Long-term capital gain(4)	—	—	—	—	—
Return of capital(4)	30	41	50	38	25
Source (on Cash basis)
Sales	—	—	—	—	—
Refinancings	—	—	—	—	—
Operations	44	43	45	42	14
Other(3)	16	27	29	38	22
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%

*	Any rows not reflected from the Commission’s Industry Guide 5 are not applicable to the programs.

(1)	Amount reflects change in Company’s short term credit facilities.

(2)	Amount reflects the net change in Company’s cash balance during the year.

(3)

Source of distributions is not defined for purposes of this table. For further information, see cash flow information above or the Company’s related statement of cash flows included in its most recent for Form 10K filed with the Securities and Exchange Commission. However, although the Company believes that cash is fungible and that the statement of cash flows should be read in its entirety, the Company has shown the source of distributions from operations to the extent of cash generated from operations from the Company’s statement of cash flows. It is possible to deem the difference, if any, or any other amount to be paid from debt or offering proceeds to the extent that debt proceeds or offering proceeds were available in the period.

(4)	Amounts determined based on Federal Tax reporting information, Generally Accepted Accounting Principals do not define these line items.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS* (Continued)

	2011 Apple REIT Seven	2010 Apple REIT Seven	2009 Apple REIT Seven	2008 Apple REIT Seven	2007 Apple REIT Seven
Gross revenues	$208,879,000	$200,531,000	$191,715,000	$214,291,000	$138,564,000
Profit on sale of properties	—	—	—	—	—
Less: Operating expenses	139,731,000	131,202,000	132,285,000	144,028,000	89,338,000
Interest income (expense)	(9,975,000)	(7,837,000)	(6,292,000)	(3,766,000)	997,000
Depreciation	34,160,000	33,174,000	32,425,000	28,434,000	16,990,000
Net income (loss) GAAP basis	25,013,000	28,318,000	20,713,000	38,063,000	33,233,000
Taxable income	—	—	—	—	—
Cash generated from operations	60,035,000	59,915,000	55,460,000	69,025,000	49,957,000
Cash generated from sales	—	—	—	—	—
Cash generated from refinancing	10,500,000	—	—	—	—
Less: cash distributions to investors	70,404,000	71,340,000	75,380,000	81,440,000	60,234,000
Cash generated after cash distribution	131,000	(11,425,000)	(19,920,000)	(12,415,000)	(10,277,000)
Less: Special items	—	—	—	—	—
Cash generated after cash distributions and special items	131,000	(11,425,000)	(19,920,000)	(12,415,000)	(10,277,000)
Capital contributions, net	(10,040,000)	(15,935,000)	1,171,000	20,599,000	542,799,000
Fixed asset additions	7,671,000	4,234,000	13,777,000	129,589,000	391,227,000
Line of credit-change in(1)	19,800,000	33,390,000	11,510,000	—	(18,000,000)
Cash generated(2)	—	—	(20,609,000)	(121,828,000)	97,833,000
End of period cash	—	—	—	20,609,000	142,437,000
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary income	36	36	35	45	50
Capital gain	—	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
Investment income(4)	36	36	35	45	50
Long-term capital gain(4)	—	—	—	—	—
Return of capital(4)	34	34	39	35	30
Source (on Cash basis)
Sales	—	—	—	—	—
Refinancings	—	—	—	—	—
Operations	60	59	54	68	66
Other(3)	10	11	20	12	14
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%

*	Any rows not reflected from the Commission’s Industry Guide 5 are not applicable to the programs.

(1)	Amount reflects change in Company’s short term credit facilities.

(2)	Amount reflects the net change in Company’s cash balance during the year.

(3)

Source of distributions is not defined for purposes of this table. For further information, see cash flow information above or the Company’s related statement of cash flows included in its most recent for Form 10K filed with the Securities and Exchange Commission. However, although the Company believes that cash is fungible and that the statement of cash flows should be read in its entirety, the Company has shown the source of distributions from operations to the extent of cash generated from operations from the Company’s statement of cash flows. It is possible to deem the difference, if any, or any other amount to be paid from debt or offering proceeds to the extent that debt proceeds or offering proceeds were available in the period.

(4)	Amounts determined based on Federal Tax reporting information, Generally Accepted Accounting Principals do not define these line items.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS* (Continued)

	2011 Apple REIT Six	2010 Apple REIT Six	2009 Apple REIT Six	2008 Apple REIT Six	2007 Apple REIT Six
Gross revenues(5)	$245,937,000	$231,009,000	$219,689,000	$264,302,000	$257,934,000
Profit (loss) on sale of properties(5)	—	(3,567,000)	—	—	—
Less: Operating expenses(5)	164,727,000	158,059,000	153,060,000	173,098,000	165,059,000
Interest income (expense)	(3,617,000)	(3,800,000)	(2,312,000)	(1,784,000)	(1,853,000)
Depreciation(5)	32,432,000	31,199,000	30,938,000	30,918,000	27,694,000
Net income (loss) GAAP basis	45,161,000	34,384,000	33,379,000	58,502,000	63,328,000
Taxable income	—	—	—	—	—
Cash generated from operations	78,138,000	70,956,000	66,029,000	88,747,000	89,848,000
Cash generated from sales	10,755,000	—	—	—	—
Cash generated from refinancing	—	—	—	—	—
Less: cash distributions to investors	71,247,000	72,301,000	82,215,000	81,746,000	78,834,000
Cash generated after cash distribution	17,646,000	(1,345,000)	(16,186,000)	7,001,000	11,014,000
Less: Special items	—	—	—	—	—
Cash generated after cash distributions and special items	17,646,000	(1,345,000)	(16,186,000)	7,001,000	11,014,000
Capital contributions, net	(3,168,000)	85,000	(3,149,000)	16,325,000	13,159,000
Fixed asset additions	14,148,000	8,163,000	9,155,000	33,434,000	15,635,000
Line of credit-change in(1)	4,139,000	13,612,000	25,940,000	—	—
Cash generated(2)	32,000	—	(935,000)	(32,326,000)	7,101,000
End of period cash	32,000	—	—	935,000	33,261,000
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary income	57	54	51	70	72
Capital gain	—	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
Investment income(4)	57	54	51	70	72
Long-term capital gain(4)	—	—	—	—	—
Return of capital(4)	14	18	31	12	8
Source (on Cash basis)
Sales	—	—	—	—	—
Refinancings	—	—	—	—	—
Operations(3)	71	71	66	82	80
Other(3)	—	1	16	—	—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%

*	Any rows not reflected from the Commission’s Industry Guide 5 are not applicable to the programs.

(1)	Amount reflects change in Company’s short term credit facilities.

(2)	Amount reflects the net change in Company’s cash balance during the year.

(3)

Source of distributions is not defined for purposes of this table. For further information, see cash flow information above or the Company’s related statement of cash flows included in its most recent for Form 10K filed with the Securities and Exchange Commission. However, although the Company believes that cash is fungible and that the statement of cash flows should be read in its entirety, the Company has shown the source of distributions from operations to the extent of cash generated from operations from the Company’s statement of cash flows. It is possible to deem the difference, if any, or any other amount to be paid from debt or offering proceeds to the extent that debt proceeds or offering proceeds were available in the period.

(4)	Amounts determined based on Federal Tax reporting information, Generally Accepted Accounting Principals do not define these line items.

(5)	Includes amounts from discountinued operations, two properties that were sold in June 2011.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE IV: RESULTS OF COMPLETED PROGRAMS

Table IV shows the aggregate results during the period of operation for Apple Hospitality Two and Apple Hospitality Five, each of which completed operations within the five year period ending December 31, 2011. Apple Hospitality Two merged with and into an affiliate managed by ING Clarion Partners, LLC on May 23, 2007. Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. on October 5, 2007.

	Apple Hospitality Two	Apple Hospitality Five
Dollar Amount Raised	$300,000,000	$500,000,000
Number of Properties Purchased	66	28
Date of Closing of Offering	11/26/02	3/18/04
Date of First Sale of Property	3/24/06	8/10/07
Date of Final Sale of Property	5/23/07	10/5/07
Tax and Distribution Data per $1,000 Investment through:
Federal Income Tax Results:
Ordinary income (loss)
—from operations	$429	$235
—from recapture/return capital	$1,000	$1,000
Capital Gain (loss)	$288	$426
Deferred Gain
—Capital	$—	$—
—Ordinary	$—	$—
Cash Distributions to Investors	$1,717	$1,661
Source (on GAAP basis)
—Investment income	$717	$661
—Return of Capital	$1,000	$1,000
Source (on cash basis)
—Sales	$1,120	$1,277
—Refinancing	$—	$—
—Operations	$597	$384
—Other	$—	$—
Receivable on Net Purchase Money Financing	$—	$—

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results. Purchasers of Units in our offering will own no interest in these prior programs.

TABLE V: SALES OR DISPOSALS OF PROPERTIES BY PROGRAMS

On May 23, 2007, Apple Hospitality Two merged with and into an affilate manaaged by ING Clarion Partners, LLC. Prior to the merger, Apple Hospitality Two owned 63 hotels.

On October 5, 2007, Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. Prior to the merger, Apple Hospitality Five owned 27 hotels.

Selling Price, Net of Closing Costs and GAAP Adjustments

Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Sale of two hotels in 2011 Apple REIT Six, Inc.
Tempe, AZ TownePlace Suites	June 05	June 11	$5,310,000	$—	$—	$—	$5,310,000	$—	$8,552,000	$8,552,000	$4,400,000
Tempe, AZ SpringHill Suites	June 05	June 11	5,445,000	—	—	—	5,445,000	—	8,454,000	8,454,000	4,800,000

			$10,755,000				$10,755,000		$17,006,000	$17,006,000	$9,200,000

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE VI: ACQUISITIONS OF PROPERTIES BY PROGRAMS

The following is a summary of acquisitions by Apple REIT Nine for the three most recent years, which acquired hotels named according to their location and franchise (as shown below) and other real estate investments. Purchasers of our Units will not have any interest in these properties. See, “Apple Ten Advisors and Apple Suites Realty—Prior Performance of Programs Sponsored by Glade M. Knight” and “—Prior REITS” in the prospectus for additional information on certain prior real estate programs sponsored by Mr. Knight, including a description of the investment objectives which are deemed by Mr. Knight to be similar and dissimilar to ours.

(dollars in thousands)

City	State	Brand	Encumbrances	Initial Investment	Total Investment(1)	Year of Construction	Date Acquired	Rooms
Hotels:
Anchorage	AK	Embassy Suites	$—	$42,008	$42,106	2008	Apr-10	169
Dothan	AL	Hilton Garden Inn	—	11,618	11,622	2009	Jun-09	104
Troy	AL	Courtyard	—	8,852	8,858	2009	Jun-09	90
Rogers	AR	Hampton Inn	8,126	9,444	9,469	1998	Aug-10	122
Rogers	AR	Homewood Suites	—	10,889	10,989	2006	Apr-10	126
Chandler	AZ	Courtyard	—	17,069	17,072	2009	Nov-10	150
Chandler	AZ	Fairfield Inn & Suites	—	12,050	12,050	2009	Nov-10	110
Phoenix	AZ	Courtyard	—	16,082	16,088	2007	Nov-10	164
Phoenix	AZ	Residence Inn	—	14,064	14,075	2008	Nov-10	129
Tucson	AZ	TownePlace Suites	—	15,555	15,555	2011	Oct-11	124
Clovis	CA	Hampton Inn & Suites	—	11,175	11,183	2009	Jul-09	86
Clovis	CA	Homewood Suites	—	12,470	12,478	2010	Feb-10	83
San Bernardino	CA	Residence Inn	—	13,662	13,777	2006	Feb-11	95
Santa Ana	CA	Courtyard	—	24,146	24,146	2011	May-11	155
Miami	FL	Hampton Inn & Suites	—	11,959	13,775	2000	Apr-10	121
Orlando	FL	Fairfield Inn & Suites	—	25,720	25,829	2009	Jul-09	200
Orlando	FL	SpringHill Suites	—	28,920	28,975	2009	Jul-09	200
Panama City	FL	TownePlace Suites	—	10,457	10,457	2010	Jan-10	103
Panama City Beach	FL	Hampton Inn & Suites	—	11,600	11,615	2009	Mar-09	95
Tampa	FL	Embassy Suites	—	21,858	22,006	2007	Nov-10	147
Albany	GA	Fairfield Inn & Suites	—	8,162	8,162	2010	Jan-10	87
Boise	ID	Hampton Inn & Suites	—	22,449	22,471	2007	Apr-10	186
Mettawa	IL	Hilton Garden Inn	—	30,574	30,596	2008	Nov-10	170
Mettawa	IL	Residence Inn	—	23,565	23,572	2008	Nov-10	130
Schaumburg	IL	Hilton Garden Inn	—	20,572	20,573	2008	Nov-10	166
Warrenville	IL	Hilton Garden Inn	—	22,065	22,066	2008	Nov-10	135
Indianapolis	IN	SpringHill Suites	—	12,852	12,864	2007	Nov-10	130
Mishawaka	IN	Residence Inn	—	13,760	13,775	2007	Nov-10	106
Alexandria	LA	Courtyard	—	9,807	9,807	2010	Sep-10	96
Baton Rouge	LA	SpringHill Suites	—	15,150	15,198	2009	Sep-09	119
Lafayette	LA	Hilton Garden Inn	—	17,898	18,217	2006	Jul-10	153
Lafayette	LA	SpringHill Suites	—	10,109	10,109	2011	Jun-11	103
West Monroe	LA	Hilton Garden Inn	—	15,704	15,932	2007	Jul-10	134
Andover	MA	SpringHill Suites	—	6,501	7,256	2000	Nov-10	136
Silver Spring	MD	Hilton Garden Inn	—	17,455	17,460	2010	Jul-10	107
Novi	MI	Hilton Garden Inn	—	16,265	16,308	2008	Nov-10	148
Rochester	MN	Hampton Inn & Suites	—	14,141	14,171	2009	Aug-09	124
Kansas City	MO	Hampton Inn	6,360	10,090	10,115	1999	Aug-10	122
St. Louis	MO	Hampton Inn	13,568	22,712	23,490	2003	Aug-10	190
St. Louis	MO	Hampton Inn & Suites	—	16,045	16,078	2006	Apr-10	126
Fayetteville	NC	Home2 Suites	—	11,309	11,309	2011	Feb-11	118
Holly Springs	NC	Hampton Inn	—	14,880	14,881	2010	Nov-10	124
Jacksonville	NC	TownePlace Suites	—	9,240	9,252	2008	Feb-10	86
Mt. Laurel	NJ	Homewood Suites	—	15,065	15,174	2006	Jan-11	118
West Orange	NJ	Courtyard	—	21,567	22,612	2005	Jan-11	131
Oklahoma City	OK	Hampton Inn & Suites	—	32,757	32,771	2009	May-10	200
Collegeville	PA	Courtyard	—	20,068	21,704	2005	Nov-10	132
Malvern	PA	Courtyard	7,711	21,370	21,429	2007	Nov-10	127

City	State	Brand	Encumbrances	Initial Investment	Total Investment(1)	Year of Construction	Date Acquired	Rooms
Johnson City	TN	Courtyard	—	9,737	9,739	2009	Sep-09	90
Nashville	TN	Hilton Garden Inn	—	42,751	42,770	2009	Sep-10	194
Arlington	TX	Hampton Inn & Suites	—	9,955	9,984	2007	Dec-10	98
Austin	TX	Courtyard	—	20,066	20,072	2009	Nov-10	145
Austin	TX	Fairfield Inn & Suites	—	17,810	17,812	2009	Nov-10	150
Austin	TX	Hampton Inn	7,092	18,643	20,280	1997	Apr-09	124
Austin	TX	Hilton Garden Inn	—	16,065	16,088	2008	Nov-10	117
Austin	TX	Homewood Suites	7,098	18,360	20,430	1997	Apr-09	97
Dallas	TX	Hilton Full Service	20,686	42,571	42,735	2001	May-11	224
El Paso	TX	Hilton Garden Inn	—	19,544	19,544	2011	Dec-11	145
Ft. Worth	TX	TownePlace Suites	—	18,415	18,415	2010	Jul-10	140
Grapevine	TX	Hilton Garden Inn	—	17,065	17,096	2009	Sep-10	110
Houston	TX	Marriott Full Service	—	50,766	50,769	2010	Jan-10	206
Irving	TX	Homewood Suites	5,911	10,315	10,478	2006	Dec-10	77
Round Rock	TX	Hampton Inn	3,917	11,864	13,151	2001	Mar-09	94
Texarkana	TX	Hampton Inn & Suites	4,893	9,359	9,386	2004	Jan-11	81
Salt Lake City	UT	SpringHill Suites	—	17,557	17,561	2009	Nov-10	143
Alexandria	VA	SpringHill Suites	—	5,968	24,863	2011	Mar-09	155
Manassas	VA	Residence Inn	—	14,962	15,085	2006	Feb-11	107

Total hotels acquisitions			85,362	1,173,503	1,205,735			8,774
Real estate held for sale:
Ft Worth	TX	Land leased to third party	—	147,338	147,346		Apr-09	—

			$85,362	$1,320,841	$1,353,081			8,774

(1)	“Total Investment” for a given property includes the acquisition price for the property plus, as applicable, amounts capitalized subsequent to acquisition for additional fixed assets.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

INDEX TO FINANCIAL STATEMENTS

Financial Statements of Apple REIT Ten, Inc.

Page
(Audited)
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets—December 31, 2011 and 2010	F-3
Consolidated Statements of Operations—Year Ended December 31, 2011 and For the Period August 13, 2010 (initial capitalization) through December 31, 2010	F-4
Consolidated Statements of Shareholders’ Equity—Year Ended December 31, 2011 and For the Period August 13, 2010 (initial capitalization) through December 31, 2010	F-5
Consolidated Statements of Cash Flows—Year Ended December 31, 2011 and For the Period August 13, 2010 (initial capitalization) through December 31, 2010	F-6
Notes to Consolidated Financial Statements	F-7
Schedule III—Real Estate and Accumulated Depreciation	F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
APPLE REIT TEN, INC.

We have audited the accompanying consolidated balance sheets of Apple REIT Ten, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2011 and for the period August 13, 2010 (initial capitalization) through December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple REIT Ten, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the year ended December 31, 2011 and for the period August 13, 2010 (initial capitalization) through December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Richmond, Virginia
March 12, 2012

APPLE REIT TEN, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31,
	2011	2010
Assets
Investment in real estate, net of accumulated depreciation of $6,009 and $0	$452,205	$0
Cash and cash equivalents	7,079	124
Due from third party managers, net	1,241	0
Other assets, net	10,697	868

Total Assets	$471,222	$992

Liabilities
Notes payable	$69,636	$400
Accounts payable and accrued expenses	5,671	575

Total Liabilities	75,307	975
Shareholders’ Equity
Preferred stock, authorized 30,000,000 shares; none issued and outstanding	0	0
Series A preferred stock, no par value, authorized 400,000,000 shares; issued and outstanding 43,502,273 and 10 shares, respectively	0	0
Series B convertible preferred stock, no par value, authorized 480,000 shares; issued and outstanding 480,000 shares, respectively	48	48
Common stock, no par value, authorized 400,000,000 shares; issued and outstanding 43,502,273 and 10 shares, respectively	424,626	0
Accumulated deficit	(5,165)	(31)
Cumulative distributions paid	(23,594)	0

Total Shareholders’ Equity	395,915	17

Total Liabilities and Shareholders’ Equity	$471,222	$992

See notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31, 2011	For the period August 13, 2010 (initial capitalization) through December 31, 2010
Revenues:
Room revenue	$37,911	$0
Other revenue	4,180	0

Total revenue	42,091	0
Expenses:
Operating expense	10,586	0
Hotel administrative expense	3,477	0
Sales and marketing	3,569	0
Utilities	1,592	0
Repair and maintenance	1,409	0
Franchise fees	1,839	0
Management fees	1,265	0
Taxes, insurance and other	2,545	0
General and administrative	3,062	28
Acquisition related costs	11,265	0
Depreciation expense	6,009	0

Total expenses	46,618	28

Operating loss	(4,527)	(28)
Interest expense, net	(607)	(3)

Net loss	$(5,134)	$(31)

Basic and diluted net loss per common share	$(0.18)	$(3,083.50)

Weighted average common shares outstanding—basic and diluted	29,333	0

See notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except per share data)

	Common Stock		Series B Convertible Preferred Stock		Accumulated Deficit	Cumulative Distributions Paid	Total
	Number of Shares	Amount	Number of Shares	Amount
Initial capitalization August 13, 2010	0	$0	480	$48	$0	$0	$48
Net loss	0	0	0	0	(31)	0	(31)

Balance at December 31, 2010	0	0	480	48	(31)	0	17
Net proceeds from the sale of common shares	43,502	424,568	0	0	0	0	424,568
Stock options granted	0	58	0	0	0	0	58
Net loss	0	0	0	0	(5,134)	0	(5,134)
Cash distributions declared and paid to shareholders ($0.76 per share)	0	0	0	0	0	(23,594)	(23,594)

Balance at December 31, 2011	43,502	$424,626	480	$48	$(5,165)	$(23,594)	$395,915

See accompanying notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2011	For the period August 13, 2010 (initial capitalization) through December 31, 2010
Cash flows from (used in) operating activities:
Net loss	$(5,134)	$(31)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation	6,009	0
Amortization of deferred financing costs, fair value adjustments and other noncash expenses	52	0
Changes in operating assets and liabilities:
Increase in due from third party managers, net	(1,425)	0
Increase in other assets, net	(45)	0
Increase in accounts payable and accrued expenses	1,364	25

Net cash provided by (used in) operating activities	821	(6)

Cash flows used in investing activities:
Cash paid for the acquisition of hotel properties	(391,836)	0
Deposits and other disbursements for potential acquisitions	(433)	0
Capital improvements	(1,297)	0
Increase in capital improvement reserves	(74)	0

Net cash used in investing activities	(393,640)	0

Cash flows from financing activities:
Net proceeds (disbursements) related to issuance of Units	424,947	(318)
Distributions paid to common shareholders	(23,594)	0
Payments of notes payable	(273)	0
Deferred financing costs	(906)	0
Proceeds from (payments on) line of credit	(400)	400

Net cash provided by financing activities	399,774	82

Increase in cash and cash equivalents	6,955	76
Cash and cash equivalents, beginning of period	124	48

Cash and cash equivalents, end of period	$7,079	$124

Supplemental information:
Interest paid	$713	$3

Non-cash transactions:
Notes payable assumed in acquisitions	$69,406	$0

Other assets assumed in acquisitions	$4,065	$0

Other liabilities assumed in acquisitions	$4,136	$0

See notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Ten, Inc., together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation formed to invest in hotels and other income-producing real estate in selected metropolitan areas in the United States. Initial capitalization occurred on August 13, 2010, when 10 Units, each Unit consisting of one common share and one Series A preferred share, were purchased by Apple Ten Advisors, Inc. (“A10A”) and 480,000 Series B convertible preferred shares were purchased by Glade M. Knight, the Company’s Chairman and Chief Executive Officer. The Company began operations on March 4, 2011 when it purchased its first hotel. The Company’s fiscal year end is December 31. The Company has no foreign operations or assets and its operating structure includes only one reportable segment. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated. Although the Company has an interest in several variable interest entities through its purchase commitments, it is not the primary beneficiary and therefore does not consolidate any of these entities.

The Company intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The REIT Modernization Act, effective January 1, 2001, permits real estate investment trusts to establish taxable businesses to conduct certain previously disallowed business activities. The Company has a wholly-owned taxable REIT subsidiary (or subsidiary thereof) (collectively, the “Lessee”), which leases all of the Company’s hotels.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value. Cash balances may at times exceed federal depository insurance limits.

Investment in Real Estate and Related Depreciation

Real estate is stated at cost, net of depreciation. Repair and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings, 10 to 21 years for franchise fees, ten years for major improvements and three to seven years for furniture and equipment.

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to a single asset, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

Upon acquisition of real estate properties, the Company estimates the fair value of acquired tangible assets (consisting of land, land improvements, buildings and improvements) and identified intangible assets and liabilities, in-place leases and assumed debt based on evaluation of information and estimates available at that date. Generally, the Company does not acquire hotel properties that have significant in-place leases as lease terms for hotel properties are very short term in nature. Other than the lease discussed in Note 2, the Company has not assigned any value to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts is not considered material. The Company has expensed as incurred all transaction costs associated with the acquisitions of existing businesses, including title, legal, accounting and other related costs, as well as the brokerage commission paid to Apple Suites Realty Group, Inc. (“ASRG”), a related party 100% owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company.

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective properties over their estimated remaining useful life, based on historical and industry data, is less than the properties’ carrying amount. Indicators of impairment include a property with current or potential losses from operations, when it becomes more likely than not that a property will be sold before the end of its previously estimated useful life or when events, trends, contingencies or changes in circumstances indicate that a triggering event has occurred and an asset’s carrying value may not be recoverable. The Company monitors its properties on an ongoing basis by analytically reviewing financial performance and considers each property individually for purposes of reviewing for indicators of impairment. As many indicators of impairment are subjective, such as general economic and market declines, the Company also prepares an annual recoverability analysis for each of its properties to assist with its evaluation of impairment indicators. The analysis compares each property’s net book value to each property’s estimated operating income using current operating results for each stabilized property and projected stabilized operating results based on the property’s market for properties that recently opened, were recently renovated or experienced other short-term business disruption. Since the Company’s planned initial hold period for each property is 39 years the Company’s ongoing analysis and annual recoverability analysis have not identified any impairment losses and no impairment losses have been recorded to date. If events or circumstances change such as the Company’s intended hold period for a property or if the operating performance of a property declines substantially for an extended period of time, the Company’s carrying value for a particular property may not be recoverable and an impairment loss will be recorded. Impairment losses are measured as the difference between the asset’s fair value and its carrying value.

Revenue Recognition

Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel’s services.

Offering Costs

The Company is raising capital through an on-going best-efforts offering of Units by David Lerner Associates, Inc., the managing underwriter, which receives a selling commission and a marketing expense allowance based on proceeds of the Units sold. Additionally, the Company has incurred other offering costs including legal, accounting and reporting services. These offering costs are recorded by the Company as a reduction of shareholders’ equity. Prior to the commencement of the Company’s offering, these costs were deferred and recorded as prepaid expense. As of December 31, 2011, the Company had sold 43.5 million Units for gross proceeds of $473.8 million and proceeds net of offering costs of $424.6 million. The Company will offer Units until January 19, 2013, unless the offering is extended, or terminated if all of the Units are sold before then. Offering costs included $47.4 million in selling commissions and marketing expenses and $1.8 million in other offering costs.

Comprehensive Income

The Company recorded no comprehensive income other than net loss for the periods reported.

Earnings Per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. There were no potential common shares with a dilutive effect for the year ended December 31, 2011 or for the period from August 13, 2010 (initial capitalization) through December 31, 2010. As a result, basic and dilutive outstanding shares were the same. Series B convertible preferred shares are not included in earnings per common share calculations until such time that such shares are eligible to be converted to common shares.

Federal Income Taxes

The Company is operated as, and will elect to be taxed as, a REIT under Sections 856 to 860 of the Internal Revenue Code. As a REIT, the Company will be allowed a deduction for the amount of dividends paid to its shareholders, thereby subjecting the distributed net income of the Company to taxation only at the shareholder level. The Company’s continued qualification as a REIT will depend on its compliance with numerous requirements, including requirements as to the nature of its income and distribution of dividends.

Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from income reported for financial reporting purposes primarily due to the differences for federal income tax purposes in the estimated useful lives used to compute depreciation and acquisition related costs. Distributions in 2011 of $0.76 per share for tax purposes were 41% ordinary income and 59% return of capital.

The Lessee, as a taxable REIT subsidiary of the Company, is subject to federal and state income taxes. The taxable REIT subsidiary incurred a loss for the year ended December 31, 2011 and therefore did not have any federal tax expense. No operating loss benefit has been recorded in the consolidated balance sheet since realization is uncertain. Total net operating loss carry forward for federal income tax purposes was approximately $2 million as of December 31, 2011. The net operating loss carry forward will expire beginning in 2031. There are no material differences between the book and tax cost basis of the Company’s assets. As of December 31, 2011 the tax years that remain subject to examination by major tax jurisdictions generally included 2010-2011.

Sales and Marketing Costs

Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the hotel management and franchise agreements and general and administrative expenses that are directly attributable to advertising and promotion.

Start Up costs

Start up costs are expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2

Investments in Real Estate

The Company’s investment in real estate at December 31, 2011, consisted of the following (in thousands):

Land	$38,661
Building and Improvements	393,334
Furniture, Fixtures and Equipment	24,644
Franchise Fees	1,575

458,214
Less Accumulated Depreciation	(6,009)

Investment in Real Estate, net	$452,205

Hotels Owned

As of December 31, 2011, the Company owned 26 hotels, located in 15 states, consisting of the following:

Brand	Total by Brand	Number of Rooms
Hilton Garden Inn	8	1,294
Hampton Inn & Suites	5	626
Homewood Suites	3	313
Fairfield Inn & Suites	3	310
TownePlace Suites	3	287
SpringHill Suites	2	206
Courtyard	1	142
Home2 Suites	1	122

	26	3,300

The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each of the 26 hotels the Company owned as of December 31, 2011. All dollar amounts are in thousands.

City	State	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Denver	CO	Hilton Garden Inn	Stonebridge	3/4/2011	221	$58,500
Winston-Salem	NC	Hampton Inn & Suites	McKibbon	3/15/2011	94	11,000
Matthews	NC	Fairfield Inn & Suites	Newport	3/25/2011	94	10,000
Columbia	SC	TownePlace Suites	Newport	3/25/2011	91	10,500
Mobile	AL	Hampton Inn & Suites	McKibbon	6/2/2011	101	13,000
Gainesville	FL	Hilton Garden Inn	McKibbon	6/2/2011	104	12,500
Pensacola	FL	TownePlace Suites	McKibbon	6/2/2011	98	11,500
Knoxville	TN	SpringHill Suites	McKibbon	6/2/2011	103	14,500
Richmond	VA	SpringHill Suites	McKibbon	6/2/2011	103	11,000
Cedar Rapids	IA	Hampton Inn & Suites	Schulte	6/8/2011	103	13,000
Cedar Rapids	IA	Homewood Suites	Schulte	6/8/2011	95	13,000
Hoffman Estates	IL	Hilton Garden Inn	Schulte	6/10/2011	184	10,000
Davenport	IA	Hampton Inn & Suites	Schulte	7/19/2011	103	13,000
Knoxville	TN	Homewood Suites	McKibbon	7/19/2011	103	15,000
Knoxville	TN	TownePlace Suites	McKibbon	8/9/2011	98	9,000
Mason	OH	Hilton Garden Inn	Schulte	9/1/2011	110	14,825
Omaha	NE	Hilton Garden Inn	White	9/1/2011	178	30,018
Des Plaines	IL	Hilton Garden Inn	Raymond	9/20/2011	251	38,000
Merillville	IN	Hilton Garden Inn	Schulte	9/30/2011	124	14,825
Austin/Round Rock	TX	Homewood Suites	Vista	10/3/2011	115	15,500
Scottsdale	AZ	Hilton Garden Inn	White	10/3/2011	122	16,300
South Bend	IN	Fairfield Inn & Suites	White	11/1/2011	119	17,500
Charleston	SC	Home2 Suites	LBA	11/10/2011	122	13,908
Oceanside	CA	Courtyard	Marriott	11/28/2011	142	30,500
Skokie	IL	Hampton Inn & Suites	Raymond	12/19/2011	225	32,000
Tallahassee	FL	Fairfield Inn & Suites	LBA	12/30/2011	97	9,355

Total					3,300	$458,231

The purchase price for these properties, net of debt assumed, was funded by the Company’s on-going best-efforts offering of Units. The Company assumed approximately $69.4 million of debt secured by five of its hotel properties. The Company also used the proceeds of its on-going best-efforts offering to pay approximately $11.3 million in acquisition related costs, including $9.2 million, representing 2% of the gross purchase price for these hotels, as a brokerage commission to ASRG, 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer and approximately $2.1 million in other acquisition related costs, including title, legal and other related costs. These costs are included in acquisition related costs in the Company’s consolidated statements of operations for the year ended December 31, 2011.

In connection with the acquisition of the Mobile, Alabama Hampton Inn & Suites hotel in June 2011, the Company assumed a land lease with a remaining lease term of 51 years. The lease was valued at below market rates and as a result the Company recorded an in-place favorable lease asset totaling $1.5 million which is included in other assets, net in the Company’s consolidated balance sheets. The amount is being amortized over the remaining initial lease term and the unamortized balance totaled $1.5 million as of December 31, 2011.

No goodwill was recorded in connection with any of the acquisitions.

On February 4, 2011, the Company entered into a purchase contract for the potential acquisition of a Fairfield Inn & Suites hotel in Wytheville, Virginia. On February 25, 2011, this contract was terminated. The gross purchase price for the 80 room hotel was $7.3 million. In connection with the termination of this contract, the initial deposit of $100,000 was repaid to the Company.

On April 12, 2011, the Company entered into purchase contracts for the potential acquisition of a SpringHill Suites hotel in Fort Myers, Florida and a TownePlace Suites hotel in Montgomery, Alabama. On April 29, 2011, these contracts were terminated. The gross purchase price for the two hotels totaled $16.5 million. In connection with the termination of these contracts, the initial deposits totaling $200,000 were repaid to the Company.

Note 3

Notes Payable

In conjunction with the acquisition of five hotel properties, the Company assumed approximately $69.4 million in debt secured by first mortgage notes on the applicable hotels. The following table summarizes the hotel location, interest rate, maturity date and the principal amount assumed associated with each note payable outstanding as of December 31, 2011. All dollar amounts are in thousands.

Location	Brand	Interest Rate(1)	Acquisition Date	Maturity Date	Principal Assumed	Outstanding balance as of December 31, 2011
Knoxville, TN	Homewood Suites	6.30%	7/19/2011	10/8/2016	$11,499	$11,428
Knoxville, TN	TownePlace Suites	5.45%	8/9/2011	12/11/2015	7,392	7,306
Des Plaines, IL	Hilton Garden Inn	5.99%	9/20/2011	8/1/2016	20,838	20,749
Scottsdale, AZ	Hilton Garden Inn	6.07%	10/3/2011	2/1/2017	10,585	10,558
Skokie, IL	Hampton Inn & Suites	6.15%	12/19/2011	7/1/2016	19,092	19,092

					$69,406	$69,133

(1)	At acquisition, the Company adjusted the interest rates on these loans to market rates and is amortizing the adjustments to interest expense over the life of the loan.

The aggregate amounts of principal payable under the Company’s debt obligations, for the five years subsequent to December 31, 2011 and thereafter are as follows (in thousands):

2012	$1,242
2013	1,332
2014	1,415
2015	7,862
2016	47,687
Thereafter	9,595

69,133
Fair Value Adjustment of Assumed Debt	503

Total	$69,636

A fair value adjustment was recorded upon the assumption of above or below market rate loans in connection with the Company’s hotel acquisitions. These fair value adjustments will be amortized into interest expense over the remaining term of the related indebtedness using a method approximating the effective interest rate method. The effective interest rates on the applicable debt obligations assumed ranged from 4.7% to 6.5% at the date of assumption. The total adjustment to interest expense was a decrease of $48,000 for the year ended December 31, 2011. The unamortized balance of the fair value adjustment was approximately $503,000 at December 31, 2011.

The Company estimates the fair value of its debt by discounting the future cash flows of each instrument at estimated market rates consistent with the maturity of the debt obligation with similar credit terms and credit characteristics. Market rates take into consideration general market conditions and maturity. As of December 31, 2011, the carrying value and estimated fair value of the Company’s debt was $69.6 million and $69.4 million. The carrying value of the Company’s other financial instruments approximates fair value due to the short-term nature of these financial instruments.

The Company incurred loan origination costs related to the assumption of the mortgage obligations on purchased hotels, totaling $906,000. Such costs are amortized over the period to maturity of the applicable mortgage loan, as an addition to interest expense. Amortization of such costs totaled $42,000 for the year ended December 31, 2011.

The Company’s interest expense in 2011 is net of interest capitalized in conjunction with hotel renovations totaling approximately $40,000.

Prior to the commencement of the Company’s best-efforts offering, the Company obtained an unsecured note payable in a principal amount of $400,000 to fund certain start-up costs and offering expenses. The lender was Bank of America. The note payable bore interest at a variable rate based on the London Interbank Borrowing Rate (LIBOR). The note was fully paid in January 2011 with net proceeds from the Company’s on-going best-efforts offering.

Note 4

Shareholders’ Equity

Best-efforts Offering

The Company is currently conducting an on-going best-efforts offering of Units. The Company registered its Units on Registration Statement Form S-11 (File No. 333-168971) filed on August 20, 2010 and the Form S-11 was declared effective by the Securities and Exchange Commission on January 19, 2011. Each Unit consists of one common share and one Series A preferred share. The Company began its best-efforts offering of Units the same day the registration statement was declared effective. The minimum offering of 9,523,810 Units at $10.50 per Unit was sold as of January 27, 2011, with proceeds, net of commissions and marketing expenses totaling $90 million. The offering is continuing as of the date of filing this annual report on Form 10-K. The managing underwriter is David Lerner Associates, Inc. and all of the Units are being sold for the Company’s account. The Company will offer Units until January 19, 2013, unless the offering is extended, or terminated if all of the Units are sold before then.

Series A Preferred Shares

The Series A preferred shares have no voting rights and no conversion rights. In addition, the Series A preferred shares are not separately tradable from the common shares to which they relate. The Series A preferred shares do not have any distribution rights except a priority distribution upon the sale of the Company’s assets. The priority distribution (“Priority Distribution”) will be equal to $11.00 per Series A preferred share, and will be paid before any distribution will be made to the holders of any other shares. Upon the Priority Distribution the Series A preferred shares will have no other distribution rights.

Series B Convertible Preferred Stock

The Company has issued 480,000 Series B convertible preferred shares to Glade M. Knight, Chairman and Chief Executive Officer of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $48,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares’ distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1)

substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2)	the termination or expiration without renewal of the advisory agreement with A10A, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3)	the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $2 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$400 million	4.83721
$500 million	6.11068
$600 million	7.29150
$700 million	8.49719
$800 million	9.70287
$900 million	10.90855
$1 billion	12.11423
$1.1 billion	13.31991
$1.2 billion	14.52559
$1.3 billion	15.73128
$1.4 billion	16.93696
$1.5 billion	18.14264
$1.6 billion	19.34832
$1.7 billion	20.55400
$1.8 billion	21.75968
$1.9 billion	22.96537
$2 billion	24.17104

In the event that after raising gross proceeds of $2 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/100 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest $100 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests and the termination of the Series A preferred shares.

Expense related to the issuance of 480,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $127 million (assumes $11 per unit fair market value). Based on equity raised through December 31, 2011, if a triggering event had occurred, expense would have ranged from $0 to $25.5 million (assumes $11 per unit fair market value) and approximately 2.3 million common shares would have been issued.

Preferred Shares

The Company’s articles of incorporation authorize issuance of up to 30 million additional preferred shares. No preferred shares other than the Series A preferred shares and the Series B convertible preferred shares (discussed above) have been issued. The Company believes that the authorization to issue additional preferred shares benefits the Company and its shareholders by permitting flexibility in financing additional growth, giving the Company additional financing options in corporate planning and in responding to developments in business, including financing of additional acquisitions and other general corporate purposes. Having authorized preferred shares available for issuance in the future gives the Company the ability to respond to future developments and allows preferred shares to be issued without the expense and delay of a special shareholders’ meeting. At present, the Company has no specific financing or acquisition plans involving the issuance of additional preferred shares and the Company does not propose to fix the characteristics of any series of preferred shares in anticipation of issuing preferred shares other than the Series A preferred shares and Series B convertible preferred shares discussed above. The Company cannot now predict whether or to what extent, if any, additional preferred shares will be used or if so used what the characteristics of a particular series may be. The voting rights and rights to distributions of the holders of common shares will be subject to the prior rights of the holders of any subsequently-issued preferred shares. Unless otherwise required by applicable law or regulation, the preferred shares would be issuable without further authorization by holders of the common shares and on such terms and for such consideration as may be determined by the Board of Directors. The preferred shares could be issued in one or more series having varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions. A series of preferred shares could be given rights that are superior to rights of holders of common shares and a series having preferential distribution rights could limit common share distributions and reduce the amount holders of common shares would otherwise receive on dissolution.

Unit Redemption Program

The Company’s Board of Directors has approved a Unit Redemption Program to provide limited interim liquidity to its shareholders who have held their Units for at least one year. Shareholders may request redemption of Units for a purchase price equal to 92.5% of the price paid per Unit if the Units have been owned for less than five years, or 100% of the price paid per Unit if the Units have been owned more than five years. The maximum number of Units that may be redeemed in any given year is three percent of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program. If the total redemption requests exceed the authorized amount of redemptions, the Board of Directors may limit the amount of redemptions as it deems prudent. If requests exceed the authorized amount, redemptions will be made on a pro-rata basis. Redemptions will be made quarterly and the Company may use proceeds from its on-going best- efforts offering to redeem Units.

Distributions

The Company’s annual distribution rate as of December 31, 2011 was $0.825 per common share, payable monthly. The Company began making distributions in February 2011 and for the year ended December 31, 2011, the Company made distributions of $0.76 per common share for a total of $23.6 million.

Note 5

Stock Option Plan

During 2011, the Company adopted a non-employee directors’ stock option plan (the “Directors’ Plan”) to provide incentives to attract and retain directors. The Directors’ Plan provides for an automatic grant of options to purchase a specified number of Units (“Options”) to directors, who are not employees of the Company. The Company’s Compensation Committee (“Committee”) is responsible for administering the Directors’ Plan. The Committee is responsible for granting Options and for establishing the exercise price of Options. Under the Directors’ Plan, the number of Units authorized for issuance is equal to 45,000 plus 1.8% of the number of Units sold in excess of the minimum offering of 9,523,810 Units. This plan currently relates to the initial public offering of 182,251,082 Units. Therefore, the maximum number of Units authorized under the Directors’ Plan is currently 656,612 based on the number of Units issued as of December 31, 2011.

The Directors’ Plan generally provides, among other things, that options be granted at exercise prices not lower than the market value of the Units on the date of grant. The options are 100% vested upon issuance and are exercisable six months after the date of grant and will expire 10 years from the date of grant. During 2011, the Company granted options, net of forfeitures, to purchase 41,797 Units under the Directors’ Plan and recorded approximately $58,000 in compensation expense. All of the options issued have an exercise price of $11 per Unit. Activity in the Company Directors’ Plan during 2011 is summarized in the following table:

2011
Outstanding, beginning of year:	—
Granted	53,896
Exercised	—
Expired or canceled	12,099

Outstanding, end of year:	41,797

Exercisable, end of year:	41,797

The weighted-average exercise price:	$11.00

Note 6

Management and Franchise Agreements

Each of the Company’s 26 hotels are operated and managed, under separate management agreements, by affiliates of one of the following companies: LBAM Investor Group, L.L.C. (“LBA”) (2), Marriott International (“Marriott”) (1), MHH Management, LLC (“McKibbon”) (8), Newport Hospitality Group, Inc. (“Newport”) (2), Raymond Management Company, Inc. (“Raymond”) (2), Schulte Hospitality Group, Inc. (“Schulte”) (6), Stonebridge Realty Advisors, Inc. (“Stonebridge”) (1), Vista Host, Inc. (“Vista”) (1), or White Lodging Services Corporation (“White”) (3). The agreements provide for initial terms of 5 to 30 years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. For the year ended December 31, 2011 the Company incurred approximately $1.3 million in management fees.

LBA, McKibbon, Newport, Raymond, Schulte, Stonebridge, Vista and White are not affiliated with either Marriott or Hilton, and as a result, the hotels they manage were required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 10 to 21 years. Fees associated with the agreements generally include the payment of royalty fees and program fees. The Marriott franchise agreements generally provide for initial terms of 15 to 20 years. Fees associated with the agreements generally include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. For the year ended December 31, 2011 the Company incurred approximately $1.8 million in franchise fees.

Note 7

Related Parties

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arm’s length and the results of the Company’s operations may be different if these transactions were conducted with non-related parties. The Company’s independent members of the Board of Directors oversee and annually review the Company’s related party relationships (which include the relationships discussed in this section) and are required to approve any significant modifications to the contracts, as well as any new significant related party transactions. The Board of Directors is not required to approve each individual transaction that falls under the related party relationships. However, under the direction of the Board of Directors, at least one member of the Company’s senior management team approves each related party transaction.

The Company has a contract with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is paid to ASRG for these services. As of December 31, 2011, payments to ASRG for fees under the terms of this contract have totaled approximately $9.2 million since inception, all of which was incurred in 2011 and is included in acquisition related costs in the Company’s consolidated statements of operations.

The Company is party to an advisory agreement with A10A, pursuant to which A10A provides management services to the Company. A10A provides these management services through an affiliate called Apple Fund Management LLC (“AFM”), which is a subsidiary of Apple REIT Six, Inc. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable to A10A for these management services. Total advisory fees incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $318,000 for the year ended December 31, 2011. No advisory fees were incurred by the Company prior to 2011.

In addition to the fees payable to ASRG and A10A, the Company reimbursed A10A or ASRG or paid directly to AFM on behalf of A10A or ASRG approximately $1.4 million and $25,000 for the years ended December 31, 2011 and 2010. The expenses reimbursed were approximately $700,000 and $0, respectively, for costs reimbursed under the contract with ASRG and approximately $700,000 and $25,000, respectively, for costs reimbursed under the contract with A10A. The costs are included in general and administrative expenses and are for the Company’s proportionate share of the staffing and related costs provided by AFM at the direction of A10A.

AFM is an affiliate of Apple Six Advisors, Inc., Apple Seven Advisors, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., ASRG and Apple Six Realty Group, Inc., (collectively the “Advisors” which are wholly owned by Glade M. Knight). As such, the Advisors provide management services through the use of AFM to, respectively, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc. and Apple REIT Ten, Inc. (collectively the “Apple REIT Entities”). Although there is a potential conflict on time allocation of employees due to the fact that a senior manager, officer or staff member will provide services to more than one company, the Company believes that the executives and staff compensation sharing arrangement described more fully below allows the companies to share costs yet attract and retain superior executives and staff. The cost sharing structure also allows each entity to maintain a much more cost effective structure than having separate staffing arrangements. Amounts reimbursed to AFM include both compensation for personnel and “overhead” (office rent, utilities, benefits, office supplies, etc.) used by the companies. Since the employees of AFM perform services for the Apple REIT Entities and Advisors at the direction of the Advisors, individuals, including executive officers, receive their compensation at the direction of the Advisors and may receive consideration directly from the Advisors.

The Advisors and Apple REIT Entities allocate all of the costs of AFM among the Apple REIT Entities and the Advisors. The allocation of costs from AFM is reviewed at least annually by the Compensation Committees of the Apple REIT Entities. In making the allocation, management of each of the entities and their Compensation Committee consider all relevant facts related to each Company’s level of business activity and the extent to which each Company requires the services of particular personnel of AFM. Such payments are based on the actual costs of the services and are not based on formal record keeping regarding the time these personnel devote to the Company, but are based on a good faith estimate by the employee and/or his or her supervisor of the time devoted by the employee to the Company. As part of this arrangement, the day to day transactions may result in amounts due to or from the Apple REIT Entities. To efficiently manage cash disbursements, an individual Apple REIT Entity may make payments for any or all of the related companies. The amounts due to or from the related Apple REIT Entity are reimbursed or collected and are not significant in amount.

ASRG and A10A are 100% owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company. Mr. Knight is also Chairman and Chief Executive Officer of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. Another member of the Company’s Board of Directors is also on the Board of Directors of Apple REIT Seven, Inc. and Apple REIT Eight, Inc.

During the first quarter of 2011, the Company entered into an assignment of contract with ASRG to become the purchaser of a Home2 Suites by Hilton under construction in Charleston, South Carolina for a total purchase price of $13.9 million. ASRG entered into the assigned contract on November 5, 2010. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG totaling $100,000. There was no profit for ASRG in the assignment. The Company purchased this hotel on November 10, 2011, the same day the hotel opened for business.

During the fourth quarter of 2011, the Company entered into an assignment of contract with ASRG to become the purchaser of all of the ownership interests in a limited liability company, Sunbelt-FTH, LLC, which owned a Fairfield Inn & Suites by Marriott located in Tallahassee, Florida for a total purchase price of $9.4 million. The hotel is newly constructed and opened on December 15, 2011. ASRG entered into the assigned contract on July 8, 2010. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG totaling $2,500. There was no profit for ASRG in the assignment. The Company closed on the purchase of the limited liability company on December 30, 2011.

The Company has incurred legal fees associated with the Legal Proceedings and Related Matters discussed herein. The Company also incurs other professional fees such as accounting, auditing and reporting. These fees are included in general and administrative expense in the Company’s consolidated statements of operations. To be cost effective, these services received by the Company are shared as applicable across the other Apple REIT Entities. The professionals cannot always specifically identify their fees for one company therefore management allocates these costs across the companies that benefit from the services.

On occasion, the Company uses, for acquisition, renovation and asset management purposes, a Learjet owned by Apple Air Holding, LLC, which is jointly owned by Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. Total costs paid for the usage of the aircraft in 2011 were $216 thousand.

Note 8

Lease Commitments

In connection with the acquisition of the Mobile, Alabama Hampton Inn & Suites hotel in June 2011, the Company assumed a land lease with a remaining initial lease term of 51 years with no renewal options and is subject to an annual base rental payment with defined escalations over the life of the lease. The estimated minimum lease payments pertaining to this lease, for the five years subsequent to December 31, 2011 and thereafter are as follows (in thousands):

2012	$2
2013	2
2014	2
2015	2
2016	2
Thereafter	97

Total	$107

In connection with the acquisition of the South Bend, Indiana Fairfield Inn & Suites hotel in November 2011, the land on which the hotel resides was conveyed to the Company with an indefinite term (“Vesting Deed”). Under the terms of the Vesting Deed, the Company is required to pay to the University of Notre Dame (“University”) an amount equal to 2% of the room revenues generated by the hotel through June 2012, and 3.25% of the hotel’s room revenues thereafter. The Vesting Deed also grants the University various rights related to the property, including the right to approve changes to the use of the property and approve potential purchasers of the property.

Note 9

Pro Forma Information (Unaudited)

The following unaudited pro forma information for the year ended December 31, 2011, is presented as if the acquisitions of the Company’s 26 hotels acquired after December 31, 2010 had occurred on the latter of January 1, 2011 or the opening date of the hotel. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on these applicable dates, nor does it purport to represent the results of operations for future periods. Amounts are in thousands except per share data.

Total revenues	$94,214
Net income	2,871
Net income per share—basic and diluted	$0.08

The pro forma information reflects adjustments for actual revenues and expenses of the 26 hotels acquired during 2011 for the respective period owned prior to acquisition by the Company. Net income has been adjusted as follows: (1) interest income and expense have been adjusted to reflect the reduction in cash and cash equivalents required to fund the acquisitions; (2) interest expense related to prior owner’s debt which was not assumed has been eliminated; (3) depreciation has been adjusted based on the Company’s basis in the hotels; and (4) transaction costs have been adjusted for the acquisition of existing businesses.

Note 10

Industry Segments

The Company owns extended-stay and limited service hotel properties throughout the United States that generate rental and other property related income. The Company separately evaluates the performance of each of its hotel properties. However, because each of the hotels has similar economic characteristics, facilities, and services, the properties have been aggregated into a single operating segment. All segment disclosures are included in, or can be derived from, the Company’s consolidated financial statements.

Note 11

Hotel Contract Commitments

As of December 31, 2011, the Company had outstanding contracts for the potential purchase of seven additional hotels for a total purchase price of $116.1 million. Of these seven hotels, six are under construction and should be completed over the next 3 to 18 months from December 31, 2011. Closing on these six hotels is expected upon completion of construction. The existing hotel is expected to close within the next three months. Although the Company is working towards acquiring these hotels, there are many conditions to closing that have not yet been satisfied and there can be no assurance that closings will occur under the outstanding purchase contracts. The following table summarizes the location, brand, number of rooms, refundable (if the seller does not meet its obligations under the contract) contract deposits paid, and gross purchase price for each of the contracts. All dollar amounts are in thousands.

Location	Brand	Rooms	Deposits Paid		Gross Purchase Price
Operating(a)
Gainesville, FL	Homewood Suites	103	$100		$14,550	(c)
Under Construction(b)
Jacksonville, NC	Home2 Suites	105	100		12,000
Dallas, TX	Hilton Garden Inn	165	50		27,300
Grapevine, TX	Courtyard	180		(d)		(d)
Grapevine, TX	TownePlace Suites	120		(d)		(d)
Huntsville, AL	Home2 Suites(f)	77		(e)		(e)
Huntsville, AL	Hampton Inn & Suites(f)	98		(e)		(e)

		848	$303		$116,137

(a)	This hotel is currently operational and assuming all conditions to closing are met should close within three months from December 31, 2011.

(b)

The hotels are currently under construction. The table shows the expected number of rooms upon hotel completion and the expected franchise. Assuming all conditions to closing are met the purchase of these hotels should close over the next 3 to 18 months from December 31, 2011.

(c)

The purchase contract for this hotel requires the Company to assume approximately $13.1 million in mortgage debt. The loan provides for monthly payments of principal and interest on an amortized basis.

(d)

The Courtyard and TownePlace Suites hotels in Grapevine, TX are part of an adjoining two-hotel complex that will be located on the same site. The two hotels are covered by the same purchase contract with a total gross purchase price of $41.7 million and an initial deposit of $50,000. These amounts are reflected in the total gross purchase price and deposits paid as indicated above.

(e)

The Home2 Suites and Hampton Inn & Suites hotels in Hunstville, AL are part of an adjoining two-hotel complex that will be located on the same site. The two hotels are covered by the same purchase contract with a total gross purchase price of $20.6 million and an initial deposit of $2,500. These amounts are reflected in the total gross purchase price and deposits paid as indicated above.

(f)

If the seller meets all of the conditions to closing, the Company is obligated to specifically perform under the contract. As the properties are under construction, at this time, the seller has not met all of the conditions to closing.

As there can be no assurance that all conditions to closing will be satisfied, the Company includes deposits paid for hotels under contract in other assets, net in the Company’s consolidated balance sheets, and in deposits and other disbursements for potential acquisitions in the Company’s consolidated statements of cash flows. It is anticipated that the purchase price (less any debt assumed) for the outstanding contracts will be funded from the proceeds of the Company’s on-going best-efforts offering of Units and cash on hand if a closing occurs.

Note 12

Legal Proceedings and Related Matters

The term the “Apple REIT Companies” means the Company, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc.

On December 13, 2011, the United States District Court for the Eastern District of New York ordered that three putative class actions, Kronberg, et al. v. David Lerner Associates, Inc., et al., Kowalski v. Apple REIT Ten, Inc., et al., and Leff v. Apple REIT Ten, Inc., et al., be consolidated and amended the caption of the consolidated matter to be In re Apple REITs Litigation. The District Court also appointed lead plaintiffs and lead counsel for the consolidated action and ordered lead plaintiffs to file and serve a consolidated complaint by February 17, 2012. The parties agreed to a schedule for answering or otherwise responding to the complaint and that briefing on any motion to dismiss the complaint will be concluded by June 18, 2012. The Company was previously named as a party in all three of the abovementioned class action lawsuits.

On February 17, 2012, lead plaintiffs and lead counsel in the In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, filed an amended consolidated complaint in the United States District Court for the Eastern District of New York against the Company, Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., Apple Fund Management, LLC, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc., their directors and certain officers, and David Lerner Associates, Inc. and David Lerner. The consolidated complaint, purportedly brought on behalf of all purchasers of Units in the Company and the other Apple REIT Companies, or those who otherwise acquired these Units that were offered and sold to them by David Lerner Associates, Inc., or its affiliates and on behalf of subclasses of shareholders in New Jersey, New York, Connecticut and Florida, asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933. The consolidated complaint also asserts claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, and unjust enrichment, and claims for violation of the securities laws of Connecticut and Florida. The complaint seeks, among other things, certification of a putative nationwide class and the state subclasses, damages, rescission of share purchases and other costs and expenses.

The Company believes that any claims against it, its officers and directors and other Apple entities are without merit, and intends to defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

Broker Dealer

On December 13, 2011, the Financial Industry Regulatory Authority (“FINRA”) amended its original complaint, filed on May 27, 2011, against David Lerner Associates, Inc., to include David Lerner, individually, as a party to this matter, as well as add additional claims related to the overall sales practices of both David Lerner Associates, Inc. and David Lerner relative to the Company’s Units. As discussed in its prospectus, dated January 19, 2011, the Company is offering its Units for sale through David Lerner Associates, Inc. as the managing dealer for its best efforts offering. A copy of FINRA’s original complaint can be found at:

http://www.finra.org/Newsroom/NewsReleases/2011/P123738; and FINRA’s amended complaint can be found at: http://disciplinaryactions.finra.org/viewdocument.aspx?DocNB=29068. David Lerner Associates, Inc. was also the sole distributor (managing dealer) of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. The Company is unaffiliated with David Lerner Associates, Inc. or David Lerner; however, it does rely upon David Lerner Associates, Inc. for the offer and sale and administration of the Company’s Units. The Apple REIT Companies take these allegations against David Lerner Associates, Inc. and David Lerner very seriously, and the Apple REIT Companies intend to cooperate with any and all regulatory or governmental inquiries.

Note 13

Quarterly Financial Data (unaudited)

The following is a summary of quarterly results of operations for the year ended December 31, 2011. Income per share for the four quarters in 2011 is non-additive in comparison to income per share for the year ended December 31, 2011 due to the timing and size of the Company’s Unit issuances.

2011 (in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$893	$6,631	$14,387	$20,180
Net loss	$(2,390)	$(1,179)	$(473)	$(1,092)
Basic and diluted net income per common share	$(0.23)	$(0.04)	$(0.01)	$(0.03)
Distributions declared and paid per common share	$0.138	$0.206	$0.206	$0.206

Note 14

Subsequent Events

In January 2012, the Company declared and paid approximately $3.0 million in dividend distributions to its common shareholders, or $0.06875 per outstanding common share. The Company also closed on the issuance of approximately 1.7 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $18.7 million and proceeds net of selling and marketing costs of approximately $16.8 million.

In January 2012, the Company entered into an assignment of contract with ASRG to become the purchaser of all of the ownership interests in a limited liability company, which owns a TownePlace Suites by Marriott (under construction) in Nashville, Tennessee for a total purchase price of $9.8 million. ASRG entered into the assigned contract on July 8, 2010. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG totaling $2,500. There was no profit for ASRG in the assignment. The Company purchased this hotel on January 31, 2012, the same day the hotel opened for business.

In January 2012, the Company closed on the purchase of a Homewood Suites located in Gainesville, Florida. The gross purchase price for this hotel, which contains 103 guest rooms, was $14.6 million. The Company assumed approximately $13.1 million of mortgage debt associated with this hotel. The loan provides for monthly payments of principal and interest on an amortized basis.

In February 2012, the Company declared and paid approximately $3.1 million in dividend distributions to its common shareholders, or $0.06875 per outstanding common share. The Company also closed on the issuance of approximately 1.9 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $20.8 million and proceeds net of selling and marketing costs of approximately $18.7 million.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2011
(dollars in thousands)

City	State	Description	Encumbrances	Initial Cost		Subsequently Capitalized	Total Gross Cost(1)	Acc. Deprec.	Date of Construction	Date Acquired	Depreciable Life	# of Rooms
				Land/Land Improvements	Bldg./ FF&E/ Other	Bldg. Imp. & FF&E
Mobile	AL	Hampton Inn & Suites	$—	$—	$11,525	$66	$11,591	$(198)	2006	Jun-11	3 - 39 yrs.	101
Scottsdale	AZ	Hilton Garden Inn	10,558	2,089	14,291	—	16,380	(105)	2005	Oct-11	3 - 39 yrs.	122
Oceanside	CA	Courtyard	—	3,198	27,252	—	30,450	(144)	2011	Nov-11	3 - 39 yrs.	142
Denver	CO	Hilton Garden Inn	—	5,240	53,264	75	58,579	(1,334)	2007	Mar-11	3 - 39 yrs.	221
Gainesville	FL	Hilton Garden Inn	—	860	11,720	110	12,690	(223)	2007	Jun-11	3 - 39 yrs.	104
Pensacola	FL	TownePlace Suites	—	1,003	10,547	1	11,551	(189)	2008	Jun-11	3 - 39 yrs.	98
Tallahassee	FL	Fairfield Inn & Suites	—	1,098	8,267	—	9,365	(26)	2011	Dec-11	3 - 39 yrs.	97
Cedar Rapids	IA	Hampton Inn & Suites	—	784	12,287	—	13,071	(241)	2009	Jun-11	3 - 39 yrs.	103
Cedar Rapids	IA	Homewood Suites	—	868	12,197	—	13,065	(254)	2010	Jun-11	3 - 39 yrs.	95
Davenport	IA	Hampton Inn & Suites	—	1,107	11,964	19	13,090	(179)	2007	Jul-11	3 - 39 yrs.	103
Des Plaines	IL	Hilton Garden Inn	20,749	2,757	33,200	605	36,562	(346)	2005	Sep-11	3 - 39 yrs.	251
Hoffman Estates	IL	Hilton Garden Inn	—	1,496	8,507	137	10,140	(162)	2000	Jun-11	3 - 39 yrs.	184
Skokie	IL	Hampton Inn & Suites	19,092	2,176	29,945	—	32,121	(80)	2000	Dec-11	3 - 39 yrs.	225
Merrillville	IN	Hilton Garden Inn	—	1,403	13,342	—	14,745	(156)	2008	Sep-11	3 - 39 yrs.	124
South Bend	IN	Fairfield Inn & Suites	—	1,100	16,450	—	17,550	(94)	2010	Nov-11	3 - 39 yrs.	119
Matthews	NC	Fairfield Inn & Suites	—	1,377	8,673	—	10,050	(265)	2010	Mar-11	3 - 39 yrs.	94
Winston-Salem	NC	Hampton Inn & Suites	—	1,440	9,610	—	11,050	(289)	2010	Mar-11	3 - 39 yrs.	94
Omaha	NE	Hilton Garden Inn	—	1,397	28,655	8	30,060	(305)	2001	Sep-11	3 - 39 yrs.	178
Mason	OH	Hilton Garden Inn	—	1,183	13,722	—	14,905	(164)	2010	Sep-11	3 - 39 yrs.	110
Columbia	SC	TownePlace Suites	—	613	9,937	1	10,551	(262)	2009	Mar-11	3 - 39 yrs.	91
Charleston	SC	Home2 Suites	—	914	12,994	—	13,908	(84)	2011	Nov-11	3 - 39 yrs.	122
Knoxville	TN	Homewood Suites	11,428	1,069	14,948	17	16,034	(222)	2005	Jul-11	3 - 39 yrs.	103
Knoxville	TN	SpringHill Suites	—	884	13,738	20	14,642	(244)	2006	Jun-11	3 - 39 yrs.	103
Knoxville	TN	TownePlace Suites	7,306	700	8,081	3	8,784	(117)	2003	Aug-11	3 - 39 yrs.	98
Austin/Round Rock	TX	Homewood Suites	—	2,817	12,743	—	15,560	(125)	2010	Oct-11	3 - 39 yrs.	115
Richmond	VA	SpringHill Suites	—	1,088	9,963	—	11,051	(201)	2008	Jun-11	3 - 39 yrs.	103
Other			—	—	—	669	669	—				—

			$69,133	$38,661	$417,822	$1,731	$458,214	$(6,009)				3,300

	2011		2011
Real estate owned:		Accumulated depreciation:
Balance as of January 1	$—	Balance as of January 1	$—
Acquisitions	456,483	Depreciation expense	(6,009)

Improvements	1,731

Balance at December 31	$458,214	Balance at December 31	$(6,009)

(1)	The aggregate cost of real estate for federal income tax purposes is approximately $470 million at December 31, 2011 (unaudited).